adidas

GROUP

RECEIVED

2007 AUG 10 A 3:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07025896

United States Securities
and Exchange Commission
Attn. Mr. Paul Dusek
Division of Corporate Finance
450 Fifth Street, NW

Washington, D.C. 20549
USA

SUPPL

08.08.2007

SEC Filing /
Exemption purs. to rule 12g-3-2(b) under the Securities Exchange Act of 1934
adidas AG / File No. 82-4278

PROCESSED
AUG 14 2007
THOMSON
FINANCIAL

Dear Mr. Dusek,

in compliance with the above rule, please find attached

- the Press Release on the adidas Group First Half Year 2007 Results of August 8, 2007 (Attachment No. 1)
- the Half Year Report 2007 of the adidas Group published on August 8, 2007 (Attachment No. 2)
- Publication of Change of Voting Rights of July 31, 2007 through euro adhoc according to § 26a WpHG (Attachment No. 3)
- Publication of Voting Rights Announcement of July 20, 2007 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 4)
- Publication regarding the intended conclusion of a spin-off agreement purs. to § 125 and § 62 of the German Transformation Act (UmwG) of July 18, 2007 (Attachment No. 5)
- Publication regarding the availability of the Half-Yearly Report of June 28, 2007 through euro adhoc (Attachment No. 6).

If you need further information, please do not hesitate to contact me.

Kind regards,

Attachments

pp. [signature]

Gabriele Dirian

adidas AG
Postfach 1120
91072 Herzogenaurach
Germany

T (+49) 9132 84-2803
F (+49) 9132 84-3219
gabriele.dirian@adidas-Group.com

adidas

GROUP

Rule 12g3-2(b) File No. 082-04278

For immediate release **Herzogenaurach, August 8, 2007**

First Half Year 2007 Results:

Net income attributable to shareholders up 27% in the second quarter
Q2 gross margin increases strongly by 2.8 percentage points to 47.4%

- **Currency-neutral Group sales grow 6% in the first half year**
- **First half net income attributable to shareholders increases 3%**
- **adidas currency-neutral backlogs increase 9% with growth in all regions**
- **Reebok currency-neutral backlogs stable versus prior year**
- **Full year guidance confirmed**

Second quarter adidas Group currency-neutral sales grow 3%

During the second quarter of 2007, Group revenues grew 3% on a currency-neutral basis despite a tough comparison with the prior year as a result of high sales related to the 2006 FIFA World Cup™. This development was driven by a strong sales increase at brand adidas as well as underlying sales growth in the TaylorMade-adidas Golf segment. Reebok sales, however, declined in the second quarter. Currency movements negatively impacted reported revenues. In euro terms, Group sales decreased by 1% to € 2.400 billion in the second quarter of 2007 from € 2.428 billion in 2006.

Second quarter net income attributable to shareholders up 27%

Second quarter gross margin increased 2.8 percentage points to 47.4% (2006: 44.6%) as a result of integration-driven cost synergies which positively impacted the cost of sales of both adidas and Reebok and underlying improvements in the Reebok segment. The non-recurrence of negative impacts from purchase price allocation in the Reebok segment also positively impacted gross margin development. Group gross profit increased 5% to € 1.138 billion (2006: € 1.084 billion). As a result of the strong gross margin increase, which more than offset higher operating expenses as a percentage of sales, the Group's operating margin increased 0.7 percentage points to 7.8% in the second quarter of 2007 versus 7.1% in the prior year. Operating profit grew 9% to € 188 million versus € 173 million in 2006. In the second quarter of 2007, the Group's net income attributable to shareholders increased 27% to € 104 million (2006: € 82 million) due to higher operating profit as well as lower net financial expenses and a lower tax rate.

adidas Group currency-neutral sales grow 6% in the first half of 2007
During the first six months of 2007, Group revenues increased 6% on a currency-neutral basis, driven by sales growth in the adidas segment, the inclusion of an additional month in the Reebok segment versus the prior year and underlying sales increases at TaylorMade-adidas Golf. On a reported basis, however, TaylorMade-adidas Golf revenues declined, negatively impacted by the divestiture of the Greg Norman Collection (GNC) wholesale business. From a regional perspective, adidas Group currency-neutral sales grew in all regions except North America. In euro terms, Group revenues grew 1% to € 4.938 billion in the first half of 2007 from € 4.887 billion in 2006. On a like-for-like basis, including Reebok's revenues for the full six-month periods and excluding the effect from the divestiture of the GNC wholesale business, Group sales increased 4% on a currency-neutral basis.

"In the first six months of 2007, we have built on the tremendous success of the prior year," commented adidas AG Chairman and CEO Herbert Hainer. "Ongoing strength in key performance categories has driven solid top-line growth at adidas and like-for-like sales increases at TaylorMade-adidas Golf. We have made important investments at Reebok as we continue to implement our strategies to bring the brand back to the top of its game."

adidas segment drives top-line growth in the first half of 2007
The adidas segment set the pace for the Group's organic sales growth in the first six months of 2007. Currency-neutral **adidas** revenues increased 9% in the first half of 2007. Currency-neutral sales in the **Reebok** segment grew 4% driven by the inclusion of January, which was not consolidated in 2006. On a like-for-like basis, comparing sales for the full six-month periods and excluding the transfer of the NBA and Liverpool licensed businesses to brand adidas, however, currency-neutral sales declined by 6% in the first six months of 2007. At **TaylorMade-adidas Golf**, currency-neutral revenues decreased 3%, negatively impacted by the divestiture of the GNC wholesale business. On a like-for-like basis, sales increased 5%. Currency translation effects negatively impacted sales at all brands in euro terms. **adidas** sales increased 4% to € 3.454 billion in the first half of 2007 from € 3.308 billion in 2006. Sales at **Reebok** decreased 1% to € 1.038 billion versus € 1.050 billion in the prior year. **TaylorMade-adidas Golf** sales declined 10% to € 419 million in 2007 from € 464 million in 2006.

	1st Half Year 2007	1st Half Year 2006	Change y-o-y in euro terms	Change y-o-y currency-neutral
	€ in millions	€ in millions	in %	in %
adidas	**3,454**	3,308	4	9
Reebok[1]	**1,038**	1,050	(1)	4
TaylorMade-adidas Golf[2]	**419**	464	(10)	(3)
HQ/Consolidation	**28**	65	(58)	(55)
Total	**4,938**	**4,887**	**1**	**6**

First half year net sales growth by segment

[1] Reebok first half 2006 results only included five months of the six-month period.
[2] Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

Strong sales increase in nearly all regions

adidas Group sales grew strongly in all regions except North America. This growth was driven by positive development at brand adidas as well as the consolidation of six months of Reebok's revenues in the first half of 2007 versus only five months in the prior year. adidas Group sales in **Europe** during the first six months of 2007 grew 7% on a currency-neutral basis. In **North America**, currency-neutral Group sales declined 3%. Sales for the adidas Group in **Asia** increased 15% on a currency-neutral basis in the first six months of 2007. In **Latin America**, currency-neutral sales increased 36% in the first half of the year. Currency translation effects negatively impacted reported revenues in all regions. Sales in **Europe** increased 6% in euro terms to € 2.116 billion in 2007 from € 2.004 billion in 2006. Sales in **North America** decreased 10% to € 1.429 billion from € 1.592 billion in the prior year. Revenues in **Asia** grew 7% to € 1.036 billion from € 964 million in 2006. Sales in **Latin America** grew 28% to € 310 million from € 241 million in the prior year.

	1st Half Year 2007	1st Half Year 2006	Change y-o-y in euro terms	Change y-o-y currency-neutral
	€ in millions	€ in millions	in %	in %
Europe	**2,116**	2,004	6	7
North America	**1,429**	1,592	(10)	(3)
Asia	**1,036**	964	7	15
Latin America	**310**	241	28	36
Total[1]	**4,938**	**4,887**	**1**	**6**

First half year net sales growth by region

[1] Including HQ/Consolidation.

Group gross margin increases by 2.3 percentage points

The gross margin of the adidas Group increased by 2.3 percentage points to 47.1% in the first six months of 2007 (2006: 44.8%), driven by improvements in all segments. This mainly reflects first cost synergies resulting from the integration of adidas and Reebok sourcing activities, which positively affected both segments' cost of sales, as well as the non-recurrence of negative impacts from purchase price allocation in the Reebok segment. A higher gross margin at TaylorMade-adidas Golf also contributed to the Group's gross margin increase. As a result, gross profit for the adidas Group rose 6% in the first six months of 2007 to reach € 2.326 billion versus € 2.191 billion in the prior year.

Operating profit declines 1%

The operating margin of the adidas Group declined 0.2 percentage points to 8.5% in the first half of 2007 (2006: 8.6%). This decrease reflects higher operating expenses as a percentage of sales primarily due to one-time costs associated with the Reebok integration. Increased expenses in the Reebok segment for advertising, product development and initiatives to grow the brand in emerging markets also contributed to this development. The operating expense increase more than offset gross profit improvements. As a result, operating profit for the adidas Group declined 1% in the first six months of 2007 to reach € 417 million versus € 420 million in 2006.

Net financial expenses increase 1%

Net financial expenses increased 1% to € 73 million in the first half of 2007 from € 72 million in the prior year as a result of lower financial income, which was only partly offset by lower financial expenses.

Income before taxes decreases by 1%

In line with the Group's operating profit decline, income before taxes for the adidas Group decreased 1% to € 344 million in the first six months of 2007 from € 348 million in 2006.

Net income attributable to shareholders up 3%

The Group's net income attributable to shareholders increased 3% to € 232 million in the first half of 2007 from € 226 million in 2006. The slight decline of the Group's operating profit was more than compensated for by lower minority interests. The Group's minority interests declined by 78% to € 2 million in the first half of 2007 (2006: € 8 million) due to the buyout of the Group's joint venture partner in Korea, which became effective on September 1, 2006. A lower tax rate, which decreased 0.9 percentage points to 32.0% in the first six months of 2007 from 32.9% in the prior year, also contributed to this development.

adidas

GROUP

Basic and diluted earnings per share increase 3%

In line with the increase of the Group's net income attributable to shareholders, basic earnings per share also increased 3% to € 1.14 in the first six months of 2007 versus € 1.11 in 2006. Diluted earnings per share in the first six months of 2007 also increased 3% to € 1.09 from € 1.06 in the prior year. The dilutive effect mainly results from approximately sixteen million additional potential shares that could be created in relation to the outstanding convertible bond, for which conversion criteria were met for the first time at the end of the fourth quarter of 2004.

Working capital progress continues

Group inventories decreased 2% to € 1.716 billion at the end of the first half of 2007 versus € 1.754 billion in 2006. On a currency-neutral basis, inventories increased 1%, which is below sales growth expectations for the adidas Group. Group receivables increased 1% (+3% currency-neutral) to € 1.689 billion at the end of the first half of 2007 versus € 1.679 billion in the prior year. This increase is in line with sales growth during the second quarter of 2007.

Net borrowings reduced by € 435 million

Net borrowings at June 30, 2007 were € 2.395 billion, down 15% or € 435 million versus € 2.829 billion in the prior year. Strong bottom-line profitability and continued tight working capital management were the drivers of this reduction.

adidas backlogs grow 9% on a currency-neutral basis

Backlogs for the adidas brand at the end of June 2007 increased 9% versus the prior year on a currency-neutral basis. This improvement highlights the brand's strong product pipeline for the second half of the year. First orders for the UEFA EURO 2008™ also positively impacted this development. In euro terms, adidas backlogs grew 6%. Footwear backlogs grew 7% in currency-neutral terms (+5% in euros). A modest decline in North America was more than offset by growth in both Asia and Europe. Apparel backlogs grew 11% on a currency-neutral basis (+ 8% in euros), driven by strong increases in all regions.

	Footwear		Apparel		Total[1]	
	in €	currency-neutral	in €	currency-neutral	in €	currency-neutral
Europe	7	7	8	8	8	8
North America	(9)	(3)	8	15	(1)	5
Asia	16	21	7	12	8	14
Total	**5**	**7**	**8**	**11**	**6**	**9**

Year-over-year development of adidas order backlogs by product category and region as at June 30, 2007 (in %)

[1] Includes hardware backlogs.

Reebok currency-neutral backlogs stable versus prior year
Backlogs for the Reebok brand at the end of the second quarter of 2007 were stable versus the prior year on a currency-neutral basis. In euro terms, this represents a decline of 3%. Footwear backlogs declined 17% in currency-neutral terms (–20% in euros) primarily as a result of lower footwear orders from mall-based retailers in North America in several categories such as Classics and basketball. Apparel backlogs, however, grew by 21% on a currency-neutral basis (+17% in euros), largely driven by strong growth in seasonal categories such as hockey and American football.

	Footwear		Apparel		Total[1]	
	in €	currency-neutral	in €	currency-neutral	in €	currency-neutral
Europe	(8)	(8)	10	10	0	(0)
North America	(31)	(27)	16	22	(9)	(4)
Asia	9	16	143	155	42	50
Total	**(20)**	**(17)**	**17**	**21**	**(3)**	**(0)**

Year-over-year development of Reebok order backlogs by product category and region as at June 30, 2007 (in %)

[1] Includes hardware backlogs.

Full year guidance confirmed
adidas Group sales in 2007 are expected to grow at a mid-single-digit rate on a currency-neutral basis. Sales at brand adidas are also expected to increase at a mid-single-digit rate on a currency-neutral basis in 2007. Currency-neutral revenues at Reebok are forecasted to improve at a low-single-digit rate compared to the prior year. Currency-neutral TaylorMade-adidas Golf revenues will increase at a mid-single-digit rate on a like-for-like basis. However, due to the divestiture of the GNC wholesale business in November 2006, reported sales for TaylorMade-adidas Golf will decline compared to the prior year. The Group gross margin is expected to be in the range of between 45 and 47%, driven by underlying improvements in all three brand segments and the non-recurrence of purchase price allocation charges following the Reebok acquisition, which negatively impacted the Reebok gross margin in 2006. The Group's operating margin is forecasted to be around 9%, which will be modestly higher than in 2006. Net income attributable to shareholders for the adidas Group is expected to grow at a double-digit rate, approaching 15%.

Herbert Hainer stated: "Our strong first half year reflects the strength and diversity of our Group despite challenging market conditions in some of our key markets. Today marks the one-year countdown to the 2008 Beijing Olympics which promises to be one of the most exciting sporting events ever. And I am fully confident in our ability to deliver sustained profitable momentum in 2007 and beyond."

adidas

GROUP

***

Contacts:

Media Relations
Jan Runau
Chief Corporate
Communications Officer
Tel.: +49 (0) 9132 84-3830

Anne Putz
Team Leader Corporate PR
Tel.: +49 (0) 9132 84-2964

Kirsten Keck
Corporate PR Manager
Tel.: +49 (0) 9132 84-6207

Investor Relations
Natalie M. Knight
Vice President,
Investor Relations
Tel.: +49 (0) 9132 84-2187

Hendric Junker
Senior Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

John-Paul O'Meara
Investor Relations Manager
Tel.: +49 (0) 9132 84-2751

Please visit our corporate website: www.adidas-Group.com

adidas

GROUP

adidas Group
Consolidated Income Statement (IFRS)

€ in millions	2nd Quarter 2007	2nd Quarter 2006	Change
Net sales	2,400	2,428	(1.2) %
Cost of sales	1,262	1,344	(6.1) %
Gross profit	**1,138**	**1,084**	5.0 %
(% of net sales)	47.4%	44.6%	2.8 pp
Royalty and commission income	22	23	(4.5) %
Other operating income and expenses	972	934	4.0 %
(% of net sales)	40.5%	38.5%	2.0 pp
Operating profit	**188**	**173**	9.1 %
(% of net sales)	7.8%	7.1%	0.7 pp
Financial income	10	5	81.4 %
Financial expenses	45	50	(8.7) %
Income before taxes	**153**	**128**	19.3 %
(% of net sales)	6.4%	5.3%	1.1 pp
Income taxes	49	45	8.4 %
(% of income before taxes)	31.6%	34.8%	(3.2) pp
Net income	**104**	**83**	25.1 %
(% of net sales)	4.4%	3.4%	0.9 pp
Net income attributable to shareholders	**104**	**82**	26.9 %
(% of net sales)	4.3%	3.4%	1.0 pp
Net income attributable to minority interests	**0**	**1**	(75.2) %
Basic earnings per share (in €)	**0.51**	**0.40**	26.7 %
Diluted earnings per share (in €)	**0.49**	**0.39**	26.0 %

Net Sales

€ in millions	2nd Quarter 2007	2nd Quarter 2006	Change
adidas	1,635	1,532	6.8 %
TaylorMade-adidas Golf [1]	239	264	(9.2) %
Reebok	514	595	(13.7) %
Europe	967	936	3.2 %
North America	730	834	(12.4) %
Asia	535	490	9.2 %
Latin America	152	115	32.4 %

Rounding differences may arise in percentages and totals.

[1] Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

adidas GROUP

adidas Group
Consolidated Income Statement (IFRS)

€ in millions	1st Half Year 2007	1st Half Year 2006	Change
Net sales	4,938	4,887	1.0 %
Cost of sales	2,612	2,696	(3.1) %
Gross profit	**2,326**	**2,191**	6.2 %
(% of net sales)	47.1%	44.8%	2.3 pp
Royalty and commission income	45	38	17.2 %
Other operating income and expenses	1,954	1,809	8.0 %
(% of net sales)	39.6%	37.0%	2.6 pp
Operating profit	**417**	**420**	(0.7) %
(% of net sales)	8.5%	8.6%	(0.2) pp
Financial income	17	27	(38.1) %
Financial expenses	90	99	(9.4) %
Income before taxes	**344**	**348**	(1.2) %
(% of net sales)	7.0%	7.1%	(0.2) pp
Income taxes	110	114	(3.8) %
(% of income before taxes)	32.0%	32.9%	(0.9) pp
Net income	**234**	**234**	0.1 %
(% of net sales)	4.7%	4.8%	(0.0) pp
Net income attributable to shareholders	**232**	**226**	2.8 %
(% of net sales)	4.7%	4.6%	0.1 pp
Net income attributable to minority interests	**2**	**8**	(77.9) %
Basic earnings per share (in €)	**1.14**	**1.11**	2.7 %
Diluted earnings per share (in €)	**1.09**	**1.06**	2.8 %

Net Sales

€ in millions	1st Half Year 2007	1st Half Year 2006	Change
adidas	3,454	3,308	4.4 %
TaylorMade-adidas Golf [1]	419	464	(9.7) %
Reebok [2]	1,038	1,050	(1.2) %
Europe	2,116	2,004	5.6 %
North America	1,429	1,592	(10.3) %
Asia	1,036	964	7.5 %
Latin America	310	241	28.4 %

Rounding differences may arise in percentages and totals.

[1] Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

[2] Reebok first half 2006 results only included five months of the six-month period.

adidas GROUP

adidas Group
Consolidated Balance Sheet (IFRS)

€ in millions	Jun. 30 2007	Jun. 30 2006	Change	Dec. 31 2006
Cash and cash equivalents	276	213	29.6%	311
Short-term financial assets	36	24	51.4%	36
Accounts receivable	1,689	1,679	0.6%	1,415
Inventories	1,716	1,754	(2.2)%	1,607
Income tax receivables	46	76	(39.3)%	84
Other current assets	477	525	(9.3)%	413
Assets classified as held for sale	56	-	-	59
Total current assets	**4,296**	**4,271**	**0.6%**	**3,925**
Property, plant and equipment, net	694	666	4.2%	689
Goodwill, net	1,499	1,531	(2.1)%	1,516
Trademarks, net	1,421	1,509	(5.9)%	1,454
Other intangible assets, net	194	252	(23.1)%	223
Long-term financial assets	107	120	(11.0)%	106
Deferred tax assets	395	503	(21.5)%	332
Other non-current assets	155	147	6.8%	134
Total non-current assets	**4,465**	**4,728**	**(5.5%)**	**4,454**
Total assets	**8,761**	**8,999**	**(2.6%)**	**8,379**
Accounts payable	783	836	(6.3)%	752
Income taxes	295	351	(15.7)%	283
Accrued liabilities and provisions	982	909	8.1%	921
Other current liabilities	256	237	7.1%	232
Liabilities classified as held for sale	2	-	-	4
Total current liabilities	**2,318**	**2,333**	**(0.6%)**	**2,192**
Long-term borrowings	2,707	3,066	(11.7)%	2,578
Pensions and similar obligations	137	154	(11.5)%	134
Deferred tax liabilities	540	668	(19.1)%	522
Non-current accrued liabilities and provisions	59	75	(20.8)%	74
Other non-current liabilities	43	31	39.4%	43
Total non-current liabilities	**3,486**	**3,994**	**(12.7%)**	**3,351**
Share capital	204	203	0.1%	204
Reserves	405	491	(17.6)%	425
Retained earnings	2,339	1,942	20.5%	2,199
Shareholders' equity	2,948	2,636	11.8%	2,828
Minority interests	9	36	(74.9)%	8
Total equity	**2,957**	**2,672**	**10.7%**	**2,836**
Total liabilities and equity	**8,761**	**8,999**	**(2.6%)**	**8,379**
Additional balance sheet information				
Operating working capital	2,622	2,597	*0.9%*	2,270
Working capital	1,978	1,938	*2.0%*	1,733
Net total borrowings	2,395	2,829	*(15.4)%*	2,231
Financial leverage	81.2%	107.3%	*(26.1) pp*	*78.9%*

Rounding differences may arise in percentages and totals.

adidas GROUP

FIRST HALF YEAR REPORT 2007

RECEIVED
2007 AUG 10 A 3:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE


RBK
FLORA
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Rule 12g3-2(b) File No. 082-04278

Contents

02 Financial Highlights
04 Operational and Sporting Highlights Second Quarter 2007
05 Interview with the CEO
09 Our Share
11 Group Management Report
11 › Group Business Performance
11 » Economic and Sector Development
12 » Income Statement
17 » Balance Sheet and Cash Flow
19 › adidas
21 › Reebok
24 › TaylorMade-adidas Golf
26 › Subsequent Events and Outlook
30 Consolidated Financial Statements
30 › Responsibility Statement
31 › Consolidated Balance Sheet
32 › Consolidated Income Statement
33 › Consolidated Statement of Cash Flows
34 › Consolidated Statement of Recognized Income and Expense
35 Notes
38 Segmental Information
38 › Segmental Information by Brand
30 › Segmental Information by Region
40 Management Boards
41 Financial Calendar 2007/2008
42 Contact

adidas Group Segmental Information € in millions

	1st Half Year 2007	1st Half Year 2006	Change	**2nd Quarter 2007**	2nd Quarter 2006	Change
adidas						
Net sales	**3,454**	3,308	4.4%	**1,635**	1,532	6.8%
Gross profit	**1,613**	1,537	5.0%	**754**	709	6.4%
Gross margin	**46.7%**	46.5%	0.2pp	**46.1%**	46.3%	(0.2pp)
Operating profit	**461**	414	11.3%	**191**	135	41.9%
Operating margin	**13.3%**	12.5%	0.8pp	**11.7%**	8.8%	2.9pp
Number of employees at end of period	**16,192**	13,652	18.6%	**16,192**	13,652	18.6%
Reebok						
Net sales	**1,038**	1,050[1]	(1.2%)	**514**	595	(13.7%)
Gross profit	**394**	352[1]	11.7%	**201**	190	5.6%
Gross margin	**37.9%**	33.6%[1]	4.4pp	**39.1%**	31.9%	7.1pp
Operating profit	**4**	13[1]	(65.2%)	**(1)**	(4)	74.2%
Operating margin	**0.4%**	1.2%[1]	(0.8pp)	**(0.2%)**	(0.7%)	0.5pp
Number of employees at end of period	**6,446**	7,716	(16.5%)	**6,446**	7,716	(16.5%)
TaylorMade-adidas Golf[2]						
Net sales	**419**	464	(9.7%)	**239**	264	(9.2%)
Gross profit	**186**	205	(9.2%)	**107**	119	(9.9%)
Gross margin	**44.3%**	44.1%	0.3pp	**44.7%**	45.0%	(0.4pp)
Operating profit	**27**	35	(24.0%)	**27**	33	(16.2%)
Operating margin	**6.4%**	7.6%	(1.2pp)	**11.5%**	12.4%	(1.0pp)
Number of employees at end of period	**1,407**	1,413	(0.4%)	**1,407**	1,413	(0.4%)

1) Figures only include five months of the six-month period.
2) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

Rule 12g3-2(b) File No. 082-04278

First Half Year Net Sales € in millions

2003	3,061
2004[1]	2,906
2005[1]	3,190
2006[2]	4,887
2007	4,938

1) Figure reflects continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Including Reebok business segment from February 1, 2006 onwards. Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

First Half Year Net Income Attributable to Shareholders € in millions

2003	83
2004[1]	116
2005[1]	171
2006[2]	226
2007	232

1) Includes continuing and discontinued operations.
2) Including Reebok business segment from February 1, 2006 onwards. Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

Financial Highlights (IFRS)

	1st Half Year 2007	1st Half Year 2006[1]	Change	**2nd Quarter 2007**	2nd Quarter 2006[1]	Change
Operating Highlights (€ in millions)						
Net sales	**4,938**	4,887	1.0%	**2,400**	2,428	(1.2%)
Operating profit	**417**	420	(0.7%)	**188**	173	9.1%
Net income attributable to shareholders	**232**	226	2.8%	**104**	82	26.9%
Key Ratios (%)						
Gross margin	**47.1%**	44.8%	2.3pp	**47.4%**	44.6%	2.8pp
Operating expenses as a percentage of net sales	**39.6%**	37.0%	2.6pp	**40.5%**	38.5%	2.0pp
Operating margin	**8.5%**	8.6%	(0.2pp)	**7.8%**	7.1%	0.7pp
Effective tax rate	**32.0%**	32.9%	(0.9pp)	**31.6%**	34.8%	(3.2pp)
Net income attributable to shareholders as a percentage of net sales	**4.7%**	4.6%	0.1pp	**4.3%**	3.4%	1.0pp
Operating working capital as a percentage of net sales[2]	**25.6%**	25.7%	(0.1pp)	**25.6%**	25.7%	(0.1pp)
Equity ratio	**33.7%**	29.7%	4.1pp	**33.7%**	29.7%	4.1pp
Financial leverage	**81.2%**	107.3%	(26.1pp)	**81.2%**	107.3%	(26.1pp)
Balance Sheet and Cash Flow Data (€ in millions)						
Total assets	**8,761**	8,999	(2.6%)	**8,761**	8,999	(2.6%)
Inventories	**1,716**	1,754	(2.2%)	**1,716**	1,754	(2.2%)
Receivables and other current assets	**2,212**	2,280	(3.0%)	**2,212**	2,280	(3.0%)
Working capital	**1,978**	1,938	2.0%	**1,978**	1,938	2.0%
Net borrowings	**2,395**	2,829	(15.4%)	**2,395**	2,829	(15.4%)
Shareholders' equity	**2,948**	2,636	11.8%	**2,948**	2,636	11.8%
Capital expenditure	**92**	102	(10.1%)	**57**	57	(0.5%)
Net cash provided by operating activities	**27**	102	(73.1%)			
Per Share of Common Stock (€)						
Basic earnings	**1.14**	1.11	2.7%	**0.51**	0.40	26.7%
Diluted earnings	**1.09**	1.06	2.8%	**0.49**	0.39	26.0%
Operating cash flow	**0.13**	0.50	(73.1%)			
Share price at end of period	**46.78**	37.38	25.1%	**46.78**	37.38	25.1%
Other (at end of period)						
Number of employees	**28,518**	25,167	13.3%	**28,518**	25,167	13.3%
Number of shares outstanding	**203,567,060**	203,270,180	0.1%	**203,567,060**	203,270,180	0.1%
Average number of shares	**203,565,047**	203,264,904	0.1%	**203,567,060**	203,268,960	0.1%

Rounding differences may arise in percentages and totals.
1) Including Reebok business segment from February 1, 2006 onwards. Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.
2) Twelve-month trailing average.

Rule 12g3-2(b) File No. 082-04278

Operational and Sporting Highlights Second Quarter 2007

April


WHY HIT THE WALL?
IT HURTS.
RUN EASY.

May



June



April

The adidas women's segment unveils the fall/winter 2007 collections of adilibria, the dance-inspired adi-Fuse as well as the new Gym Dance category for adidas by Stella McCartney.

Reebok launches its new global brand campaign "Run Easy". It is the brand's biggest campaign of the year and highlights that running is less about blood, sweat and tears and more about camaraderie, joy and fun.

adidas Group athletes win important accolades: in April adidas sponsored Yelena Isinbayeva (Laureus World Sportswoman of the Year Award) and Reebok sponsored Amélie Mauresmo (Laureus Award for Breakthrough of the Year) and in June Reebok-CCM Hockey sponsored Sidney Crosby (two NHL MVP awards and the League's scoring title).

The strength of the adidas brand in the marathon discipline is highlighted through an extensive number of hard-fought victories: Mubarak Shami wins in Paris, France, Lornah Kiplagat takes the IAAF World Cross Country Championships title in Mombasa, Kenya, and Aniko Kalovics and Philemon Tarbei both win in Turin, Italy.

As part of the Reebok integration, the adidas Group announces the streamlining of operations in the USA. The plans involve consolidating several adidas and Reebok distribution centers into one new major facility in Spartanburg, South Carolina, USA.

May

The UEFA Champions League™ final in Athens, Greece, provides adidas once again with the platform to underline our leadership in football: The winning club A.C. Milan and runner-up Liverpool FC are both sponsored by adidas, and adidas supplies the Official Match Ball, the "Finale Athens".

The adidas sponsored football club FC Nuremberg wins the German Cup in Berlin, Germany, marking the club's first Cup victory since 1962.

The adidas "mi innovation center" is awarded the 2007 Silver World Medal in the Interactive and New Media category by New York Festivals.

The adidas sponsored Australian cricket team wins the ICC Cricket World Cup 2007 in Bridgetown, Barbados, for a record third successive time.

June

adidas and the Adi Dassler Fund launch a four-year partnership with the international humanitarian organization Right To Play and introduce the Red Ball awareness initiative in adidas own retail.

Winning the 2007 NBA Finals in Cleveland, Ohio, USA, adidas sponsored Tim Duncan and the San Antonio Spurs take their fourth title in nine seasons.

adidas Golf's innovative TOUR360 II golf shoe captures the prestigious red dot design award "Best of the Best" for 2007 in the Leisure, Sports, Wellness and Caravaning category.

Interview with the CEO



In the first half of 2007, the adidas Group has continued to focus on profitable growth and turned in a solid performance despite market challenges. The Reebok integration is progressing and the Group is on track to deliver on synergy targets for the full year. With several major sporting events approaching in 2008, preparations are already well under way to leverage the exciting opportunities that lie ahead.

In the following interview, Herbert Hainer, adidas Group Chairman and CEO, reviews the first six months of the year, and discusses the Group's strategic and financial outlook for the remainder of 2007.

Rule 12g3-2(b) File No. 082-04278

Herbert, your currency-neutral sales development has been particularly impressive in the first half of the year and you delivered a strong increase in earnings during the second quarter. What were the key highlights during the period?

We had a good start into 2007, putting our Group on a solid track for another year of double-digit earnings growth. Our commitment to bringing the most exciting, innovative and relevant product to the consumer has driven solid underlying top-line growth at adidas and TaylorMade-adidas Golf. We made important investments at Reebok as we continue to implement our strategies to bring the brand back to the top of its game. And the integration is yielding benefits, most notably in our Group's gross margin. With the exception of North America, we posted currency-neutral growth in every region during the first half, a result that is particularly impressive given the headwinds we faced in some key markets. We continued to focus on delivering profitable growth and maintaining our financial discipline, which was clearly visible in our second quarter's 27% net earnings increase.

Brand adidas revenues increased 10% currency-neutral in the second quarter and backlogs continue to be strong. Is this development sustainable for the remainder of the year?

The power of the adidas brand was evident in the second quarter. Our European performance is particularly impressive considering the extraordinary success we enjoyed around the FIFA World Cup™ last year. And growth accelerated in all other regions around the world. Our focus and concentration on key performance categories in this non-event year is paying dividends. Running, basketball and women's have all delivered strong double-digit growth rates over the last six months and we have further strengthened our market-leading position in football. In terms of profitability, the brand's operating margin has also set a new record for the six-month period, breaking the 13% barrier for the first time since our IPO. And our backlog growth serves as a clear signal that we can expect strong adidas brand momentum to continue in the second half.

Rule 12g3-2(b) File No. 082-04278

Can you explain the current sales and backlog trends at Reebok? Are these likely to persist?

Although our revenues declined during the quarter, we are already starting to see signs of improvement, which is highlighted by the underlying increase of Reebok's gross margin. However, as we have said all along, we still have plenty of hurdles to overcome as we reposition the Reebok brand for a stronger future. To accomplish our long-term strategic vision for the brand, we need to resolve current challenges in a disciplined and purposeful way. For this reason, we will be reducing our business with a large US mall-based retailer, and we expect this to negatively impact our North American revenues in the coming few quarters. Nevertheless, due to strength in emerging markets, particularly Asia, we will deliver on our guidance of low-single-digit currency-neutral sales growth in 2007. I remain confident that, as we continue to execute on our new product, communication and distribution strategies in the coming quarters, we will see both revenue and profitability improvements.

Competition in the golf market has accelerated during 2007 with several new product launches in the sector. Are you satisfied with the progress you are making at TaylorMade-adidas Golf?

TaylorMade-adidas Golf is an important contributor to the growth and profitability of our business and has been for several years. We continue to increase our market share in the golf industry through our innovative strength and multi-brand approach. 2007 is shaping up to be another successful year for the segment with like-for-like sales – excluding the divestiture of the Greg Norman Collection wholesale business – up 5%. We are making great progress in several categories. Our new drivers, the r7® SuperQuad and the Burner®, are off to a fantastic start. They are holding the top two spots in market share despite fierce competition in the metalwood category. And adidas Golf continues to grow at strong double-digit rates in both footwear and apparel with the successful launch of the POWERBAND and expansion of our popular range of Clima products.

Rule 12g3-2(b) File No. 082-04278

It is now less than a year before the big sporting events of 2008. How are preparations going?

Today marks the one-year countdown to the 2008 Beijing Olympics, which promises to be one of the most exciting sporting events ever. I am sure this will serve as a platform to significantly raise the profile of sport not only in China, but the entire Asian region. We will leverage our leading market positions throughout Asia to maximize the visibility of our brands during this period and we expect to drive growth throughout the region well beyond the conclusion of the Games. And looking at Europe, the buzz is already building for the UEFA EURO 2008™ as the final stages of qualification begin this fall. Over the last five years we have grown our important football business by over 50%. And, through our industry-leading products and unrivalled high-profile partnership network, we have extended our global market share. At next year's European Championships in Austria and Switzerland, we will again generate the excitement that has become synonymous with adidas in the world's favorite sport.

Looking out to the remainder of 2007 and beyond, are you confident in delivering on your financial goals for the year?

Our solid start in 2007 reflects the strength and diversity of our Group despite challenging market conditions in some of our key markets. For the Group, we are firmly committed to our full year guidance of mid-single-digit currency-neutral revenue growth. We are on track to deliver on all our integration synergy targets for 2007 including € 100 million in revenue synergies and € 17.5 million in net cost savings. And net income will increase at a rate approaching 15%. Beyond 2007, we have clear opportunities to grow and strengthen our brands and, with our global platform, I am fully confident in our ability to deliver sustained profitable performance in the long term.

Herbert, thank you for this interview.

Rule 12g3-2(b) File No. 082-04278

Our Share

In the second quarter of the year, European stock markets gained, continuing their favorable performance of the first three months of 2007. The key drivers of this development included positive signals from macroeconomic indicators, robust company data as well as buoyant merger and acquisition activity. The DAX-30 increased 16% and closed the quarter at 8,007 points. The adidas AG share improved 14% over the period.

The adidas AG Share

Number of shares outstanding	
first half year average	203,565,047
at June 30	203,567,060[1]
Type of share	No-par-value share
Free float	100%
Initial Public Offering	November 17, 1995
Share split	June 6, 2006 (in a ratio of 1:4)
Stock exchange	All German stock exchanges
Stock registration number (ISIN)	DE0005003404
Stock symbol	ADS, ADSG.DE
Important indices	DAX-30
	MSCI World Textiles, Apparel & Luxury Goods
	Deutsche Börse Prime Consumer
	Dow Jones STOXX
	Dow Jones EURO STOXX
	Dow Jones Sustainability
	FTSE4Good Europe
	Ethibel Excellence

1) All shares carry full dividend rights.

Historical Performance of the adidas AG Share and Important Indices at June 30, 2007 in %

	Year-to-date	1 year	3 years	5 years	Since IPO
adidas AG	24	25	91	125	438
DAX-30	21	41	98	83	264
MSCI World Textiles, Apparel & Luxury Goods	10	32	76	137	174

Share Price Performance Improves Strongly in First Half of 2007

After the adidas AG share had traded sideways in January and both global stock markets and our share price experienced a downturn in the following month, the publication of our Group's 2006 full year results in early March marked a turning point in our share price development. Throughout the remainder of the period, our share price development was mainly spurred by the release of our Group's positive first quarter results in early May, merger and acquisition activity and speculation in our sector, as well as significant improvements in the DAX-30. As a result, the adidas AG share price increased 24% during the first six months of 2007, outperforming the DAX-30 (+21%) and the MSCI World Textiles, Apparel & Luxury Goods Index (+10%), which comprises the Group's main competitors. Over the twelve-month period ending June 30, the adidas AG share increased 25%, whereas the DAX-30 gained 41% and the MSCI World Textiles, Apparel & Luxury Goods Index advanced 32%.

Rule 12g3-2(b) File No. 082-04278

Share Price Growth Continues in Second Quarter

European stock markets continued to perform strongly in the second quarter. Solid economic indicators and positive corporate news flow throughout the quarter stimulated markets. A stronger euro compared to the US dollar as well as increasing oil prices did not burden the upswing of the DAX-30 which was also fueled by merger and acquisition activity. As a result, Germany's premier index surpassed 8,000 points in mid-June and closed the quarter at 8,007 points. Turning to the adidas AG share, our share price continued to grow strongly in the second quarter. In April, gains in our share were spurred by high levels of merger and acquisition activity in our industry and private equity speculation specifically about our Group. The Group's quarterly earnings release in early May exceeded market expectations and resulted in a strong increase of the adidas AG share price on the day of the announcement. This was partly due to the improved backlog development at brand Reebok, showing the first positive quarter-end development since the consolidation of the business within our Group. The outstanding performance of the DAX-30 in the period also positively contributed to our share price development. The adidas share closed the quarter at € 46.78, representing an increase of 14% compared to the end of the first quarter. The DAX-30 and the MSCI World Textiles, Apparel & Luxury Goods Index increased 16% and 5% respectively over the same period.

ADRs Advance Strongly

The number of Level 1 ADRs (American Depositary Receipts) continued to increase in the second quarter, reflecting ongoing strong interest in our Group among North American investors. At June 30, 2007, 12.2 million ADRs were outstanding. This figure is higher compared to both December 31, 2006, when 11.3 million ADRs were outstanding, as well as the level of 4.4 million on June 30, 2006. The Level 1 ADR closed the half year at US $ 31.70, representing an increase of 16% compared to the end of the first quarter 2007. Compared to the year-end 2006 level of US $ 25.20 and the level of US $ 24.40 on June 30, 2006, our ADR advanced 26% and 30%, respectively. This represents improvements of 2 and 5 percentage points above the performance of our common stock and reflects the strength of the euro compared to the US dollar.

Share Price Development in 2007[1]


120
110
100
90
Dec. 31, 2006
June 30, 2007
— adidas AG
— DAX-30
— MSCI World Textiles, Apparel & Luxury Goods

1) Index: December 31, 2006 = 100

Second Quarter Voting Right Notifications

	Date of Crossing of Threshold (2007)	Date of Notification (2007)	Voting Rights (in %)
UBS AG, Zurich, Switzerland	April 24	April 30	3.12
UBS AG, Zurich, Switzerland	April 27	May 4	2.09
Mr. Michael Ashley	May 9	May 14	2.87
UBS AG, Zurich, Switzerland	May 21	May 29	3.23
UBS AG, Zurich, Switzerland	May 24	May 31	2.67

Dividend of € 0.42 Per Share Approved by Annual General Meeting

Following approval by the Annual General Meeting on May 10, 2007, a dividend per share of € 0.42 was paid to our shareholders on May 11, 2007 for the fiscal year 2006 (2005: € 0.325). The total payout of € 85 million (2005: € 66 million) represents a payout ratio of 18% (2005: 17%). This highlights our confidence in the Group's future business performance and is in line with our dividend policy, under which the adidas Group intends to pay out between 15 and 25% of consolidated net income.

Directors' Dealings Reported on our Corporate Website

Purchase or sale transactions of adidas AG shares (ISIN DE0005003404) or related financial instruments, as defined by article 15a of the German Securities Trading Act (Wertpapierhandelsgesetz – WpHG), conducted by members of our Executive or Supervisory Boards, by key executives or by any person in close relationship with these persons are reported on our website www.adidas-Group.com/directors_dealings. In the second quarter, adidas AG received notification that Christian Tourres, member of the Supervisory Board, had sold 80,000 shares on April 11 and again on April 17.

Changes in Shareholder Base

In the second quarter of 2007, the adidas Group received five voting right notifications according to article 21, section 1 WpHG stating that the threshold of 3% was crossed.

Investor Relations Enhances Service Further

In the second quarter, we continued to enhance our service to shareholders. On May 8, we hosted our second retail investor online chat session. Natalie Knight, Vice President Investor Relations, answered questions related to our Group, especially the first quarter results. The next chat will be held on August 9, 2007 at 3 pm (CET). It will be accessible via www.adidas-Group.com/investors. Further, during our Annual General Meeting held on May 10, we conducted a private shareholder survey regarding satisfaction with our share as an investment and our Investor Relations services. In addition, we have offered updates on our corporate site and received widespread positive response to the RSS feed we introduced in the first quarter. For information and to subscribe, please see www.adidas-Group.com/rss.

Rule 12g3-2(b) File No. 082-04278

Group Business Performance

The outstanding development of the adidas segment set the pace for the positive financial performance the adidas Group delivered in the first half of 2007. Currency-neutral sales for the adidas Group increased 6%, mainly driven by a strong sales increase at brand adidas as well as underlying sales growth in the TaylorMade-adidas Golf segment. In euro terms, revenues of the adidas Group grew 1% to € 4.938 billion in the first six months of 2007 from € 4.887 billion in 2006. The Group's gross margin increased 2.3 percentage points to 47.1% in 2007 (2006: 44.8%) driven by improvements in all segments. Consequently, the Group's gross profit increased 6% to reach € 2.326 billion in the first half of 2007 versus € 2.191 billion in 2006. The Group's operating margin decreased 0.2 percentage points to 8.5% in the first six months of 2007 from 8.6% in 2006, primarily impacted by higher operating expenses as a percentage of sales due to one-time costs related to the integration of Reebok into the adidas Group as well as higher expenses in the Reebok segment. The Group's operating profit decreased 1% to € 417 million in the first half of 2007 versus € 420 million in 2006. The Group's net income attributable to shareholders increased 3% to € 232 million in the first six months of 2007 from € 226 million in 2006 as a result of a decrease of minority interests and a lower tax rate, which more than offset the operating margin decline. As a consequence, basic earnings per share also increased 3% to € 1.14 in the first half of 2007 versus € 1.11 in the prior year.

Economic and Sector Development

World Economy Continues to Grow Robustly

The global economy continued to expand robustly in the second quarter of 2007. In Europe, economic indicators suggest that the region's economy continued to expand with private consumption, investment activity and foreign trade all contributing to healthy growth rates across the region. In the USA, private consumption began to moderate due to higher oil prices and concerns about an increase in interest rates as well as a further slowdown of the US housing market. Nevertheless, corporate investment activity continued to increase. The Asian economies remained healthy and continued to grow strongly with the exception of Japan. In this country, economic growth was subdued in the second quarter of 2007 primarily as a result of both lower industrial production and private consumption. In Latin America, GDP growth accelerated in most countries.

Regional Industry Growth Rates Remain Mixed

During the second quarter, the sporting goods industry again delivered a mixed performance. In Western Europe, the largest sporting goods markets showed weaker sales due to the non-recurrence of positive effects related to the 2006 FIFA World Cup™ and a continuously difficult retail landscape in major markets such as the UK. The emerging markets continued to be the main growth driver. Average selling prices across Europe remained relatively stable. In North America, the retail environment continued to be very competitive, driven by the highly promotional athletic specialty channel. Sporting goods retailers, however, continued to perform well. Average selling prices for many brands decreased moderately year-over-year. The Asian market continued to expand with China being the main growth driver. In Japan, however, the sporting goods market remained weak due to high competition in line with general retail conditions. Average selling prices increased slightly in most countries of the region with the exception of Japan. In Latin America, industry sales grew solidly in line with the overall economy. Average selling prices remained stable.

Quarterly Consumer Confidence Development by Region[1]


160
130
100
70
Jun. 06
Sep. 06
Dec. 06
Mar. 07
Jun. 07

— USA, Source: Conference Board
— Euro Zone, Source: European Commission
— Japan, Source: Economic and Social Research Institute, Government of Japan

1) Index: June 30, 2006 = 100

Exchange Rate Development[1] € 1 equals

	Average rate 2006[2]	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Average rate 2007[2]
USD	1.2562	1.2660	1.3170	1.3318	1.3505	**1.3296**
GBP	0.682	0.6777	0.6715	0.6798	0.6740	**0.6746**
JPY	146.08	149.34	156.93	157.32	166.63	**159.61**

1) Spot rates at quarter-end
2) Average rate for the first half year

Rule 12g3-2(b) File No. 082-04278

Income Statement

Consolidation Changes Impact Operating Results
In the first half of 2007, several consolidation changes influenced the reported results for the Group and the segments. The business of Reebok International Ltd. (USA) and its subsidiaries has been consolidated within the adidas Group since February 1, 2006. As a result, Reebok's 2006 first half results contained only five months of the six-month period, whereas in 2007 six months of Reebok's results are consolidated. This had a positive impact on the comparison of Reebok sales to the prior year, while the segment's gross and operating margins were negatively impacted. In addition, sales and operating margin at TaylorMade-adidas Golf were negatively impacted by the divestiture of the Greg Norman Collection (GNC) wholesale business, completed on November 21, 2006.

Synergies Support Operational Performance
The operational performance of the adidas and Reebok segments was positively impacted by the realization of revenue and cost synergies resulting from the integration of the Reebok business into the adidas Group. Revenue synergies were mainly related to the Reebok segment due to incremental sales increases in several countries, in particular Russia and China, for which Reebok had purchased the distribution rights, effective January 1, 2007. Revenue synergies also had a positive impact on sales development in the adidas segment as a result of higher revenues from the licensed business. Cost synergies resulting from the combination of the sourcing activities of adidas and Reebok had a positive impact on the cost of sales of both segments, in particular for adidas due to the higher volume of products sourced compared to Reebok. This positive impact on the Group's gross margin was largely offset by integration costs in the HQ/Consolidation segment and at adidas and Reebok which negatively impacted the Group's operating expenses. This development is in line with our expectations for the Group to realize revenue synergies of around € 100 million and net cost synergies of around € 17.5 million in the full year 2007.

Lower PPA Effect Positively Impacts Operational Performance
Purchase price allocation charges, which had a significant negative impact on Reebok's gross and operating margins in the first half of 2006, impacted Reebok's operating margin by € 8 million in the first six months of 2007 (2006: € 57 million).

Higher Net Financial Expenses Influence Non-Operational Performance
While borrowings decreased significantly in the first half of 2007 (see Balance Sheet and Cash Flow), net financial expenses increased slightly versus the prior year. This was primarily a result of lower financial income versus the prior year due to a strong decline in the Group's cash position in 2007 versus the beginning of 2006. In addition, higher financial expenses in the month of January, in which the Reebok business was not consolidated in 2006, partly offset lower financial expenses during the rest of the reporting period. The Group's minority interests decreased strongly due to the purchase of the remaining 49% of shares from the joint venture partner of the adidas subsidiary in Korea, effective September 1, 2006.

First Half Year Net Sales € in millions


2003 3,061
2004[1] 2,906
2005[1] 3,190
2006[2] 4,887
2007 4,938

1) Figure reflects continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Including Reebok business segment from February 1, 2006 onwards. Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

First Half Year Net Sales by Segment


HQ/Consolidation 1%
TaylorMade-adidas Golf 8%
Reebok 21%
adidas 70%

Rule 12g3-2(b) File No. 082-04278

First Half Year Currency-Neutral Net Sales Growth by Segment and Region[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	6	2	14	36	9
Reebok[2]	12	(4)	17	38	4
TaylorMade-adidas Golf[3]	8	(14)	19	8	(3)
Total	**7**	**(3)**	**15**	**36**	**6**

1) Versus the prior year.
2) Reebok first half 2006 results only included five months of the six-month period.
3) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

First Half Year Net Sales in € Growth by Segment and Region[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	4	(5)	7	29	4
Reebok[2]	11	(11)	10	27	(1)
TaylorMade-adidas Golf[3]	8	(20)	9	(1)	(10)
Total	**6**	**(10)**	**7**	**28**	**1**

1) Versus the prior year.
2) Reebok first half 2006 results only included five months of the six-month period.
3) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

adidas Group Currency-Neutral Sales Increase 3% in Q2

Second quarter Group revenues grew 3% on a currency-neutral basis despite a tough comparison with the prior year as a result of high sales related to the 2006 FIFA World Cup™. This development was driven by a strong sales increase at brand adidas as well as underlying sales growth in the TaylorMade-adidas Golf segment. Reebok sales, however, declined in the second quarter. On a regional basis, sales grew solidly in all regions except North America. Currency movements negatively impacted revenues in euro terms. Group sales in euro terms decreased by 1% to € 2.400 billion in the second quarter of 2007 from € 2.428 billion in 2006.

Q2 Sales Growth Driven by Double-Digit Sales Increases at adidas

Strong growth in the adidas segment was the main contributor to the Group's sales increase in the second quarter of 2007. Currency-neutral adidas revenues increased 10% during the second quarter. Currency-neutral sales in the Reebok segment decreased 10%. On a like-for-like basis, excluding prior year sales related to the NBA and Liverpool licensed businesses, however, currency-neutral sales declined by 8%. At TaylorMade-adidas Golf, currency-neutral revenues decreased 3%, negatively impacted by the divestiture of the GNC wholesale business. On a like-for-like basis, revenues increased 5%. Sales recorded in the HQ/Consolidation segment, which reflect revenues not attributable to the adidas, Reebok or TaylorMade-adidas Golf segments and primarily comprise sales of Salomon products as part of our cooperation agreement with Amer Sports Corporation, decreased by 69% on a currency-neutral basis mainly due to the expiration of the footwear sourcing cooperation agreement. Currency translation effects negatively impacted sales at all brands in euro terms. adidas sales in euro terms increased 7% to € 1.635 billion in the second quarter of 2007 from € 1.532 billion in 2006. Sales at Reebok decreased 14% to € 514 million versus € 595 million in the prior year. TaylorMade-adidas Golf sales in euro terms declined 9% to € 239 million in 2007 from € 264 million in 2006. HQ/Consolidation sales decreased 70% to € 11 million from € 37 million in the prior year.

adidas Group Currency-Neutral Sales Grow 6% in the First Half of 2007

During the first six months of 2007, Group revenues increased 6% on a currency-neutral basis, driven by sales growth in the adidas segment, the inclusion of an additional month in the Reebok segment versus the prior year and underlying sales increases at TaylorMade-adidas Golf. On a reported basis, however, TaylorMade-adidas Golf revenues declined, negatively impacted by the divestiture of the GNC wholesale business. On a regional basis, adidas Group currency-neutral sales grew in all regions except North America. Currency movements negatively impacted Group sales in euro terms. Group revenues grew 1% in euro terms to € 4.938 billion in the first half of 2007 from € 4.887 billion in 2006. On a like-for-like basis, including Reebok's revenues for the full six-month periods and excluding the effect from the divestiture of the GNC wholesale business, sales increased 4% on a currency-neutral basis.

Rule 12g3-2(b) File No. 082-04278

adidas Drives Top-Line Growth in the First Half of 2007

The adidas segment set the pace for the Group's organic sales growth in the first six months of 2007. Currency-neutral adidas revenues increased 9% in the first half of 2007. Currency-neutral sales in the Reebok segment grew 4% driven by the inclusion of January, which was not consolidated in 2006. On a like-for-like basis, comparing sales for the full six-month periods and excluding the transfer of the NBA and Liverpool licensed businesses to brand adidas, however, currency-neutral sales declined by 6% in the first six months of 2007. At TaylorMade-adidas Golf, currency-neutral revenues decreased 3%, negatively impacted by the divestiture of the GNC wholesale business. On a like-for-like basis, TaylorMade-adidas Golf sales increased 5%. Sales recorded in the HQ/Consolidation segment decreased by 55% on a currency-neutral basis mainly due to the expiration of the footwear sourcing cooperation agreement with Amer Sports Corporation. Currency translation effects negatively impacted sales at all brands in euro terms. adidas sales increased 4% to € 3.454 billion in the first half of 2007 from € 3.308 billion in 2006. Sales at Reebok decreased 1% to € 1.038 billion versus € 1.050 billion in the prior year. TaylorMade-adidas Golf sales declined 10% to € 419 million in 2007 from € 464 million in 2006. HQ/Consolidation sales decreased 58% to € 28 million from € 65 million in the prior year.

First Half Year Net Sales by Region [1]


Latin America 6%
Europe 43%
Asia 21%
North America 29%

1) Excluding HQ/Consolidation.

First Half Year Gross Profit € in millions


2006[1] 2,191
2007 2,326

1) Including Reebok business segment from February 1, 2006 onwards. Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

Sales Increase Strongly in Nearly All Regions

adidas Group sales grew strongly in all regions except North America. This growth was driven by positive development at brand adidas as well as the consolidation of six months of Reebok's revenues in the first half of 2007 versus only five months in the prior year. adidas Group sales in Europe during the first six months of 2007 grew 7% on a currency-neutral basis. In North America, Group sales declined 3% on a currency-neutral basis. Sales for the adidas Group in Asia increased 15% on a currency-neutral basis in the first six months of 2007. In Latin America, currency-neutral sales increased 36% in the first half of the year. Currency translation effects negatively impacted sales in euro terms in all regions. Sales in Europe increased 6% in euro terms to € 2.116 billion in 2007 from € 2.004 billion in 2006. Sales in North America decreased 10% to € 1.429 billion in 2007 from € 1.592 billion in the prior year. Revenues in Asia grew 7% to € 1.036 billion in 2007 from € 964 million in 2006. Sales in Latin America grew 28% to € 310 million in 2007 from € 241 million in the prior year.

Group Apparel Sales Grow Strongly

From a product category perspective, Group sales growth in the first half of the year was largely driven by the apparel category. .Currency-neutral footwear sales increased 5% during the period with strong increases in the adidas and TaylorMade-adidas Golf segments being partly offset by declines in the Reebok segment. Apparel sales grew 10% on a currency-neutral basis during the first six months of 2007. Strong increases in the adidas and Reebok segments were partly offset by a decline at TaylorMade-adidas Golf due to the divestiture of the GNC wholesale business. Hardware sales decreased 4% on a currency-neutral basis, mainly as a result of declines at brand adidas following exceptionally strong prior year sales related to the 2006 FIFA World Cup™. Currency translation effects negatively impacted sales in all categories in euro terms. As a result, footwear sales in euros grew 1% to € 2.417 billion in the first six months of 2007 from € 2.404 billion in 2006. Apparel sales in euro terms grew 5% to € 1.949 billion in the first half of 2007 from €1.853 billion in the prior year. Hardware sales in euros decreased 9% to € 572 million in 2007 from € 631 million in 2006.

Group Gross Margin Increases by 2.3 Percentage Points

The gross margin of the adidas Group increased by 2.3 percentage points to 47.1% of sales in the first six months of 2007 (2006: 44.8%), driven by improvements in all segments. This mainly reflects first cost synergies resulting from the combination of the adidas and Reebok sourcing activities, which positively affected both segments' cost of sales, as well as the non-recurrence of negative impacts from purchase price allocation in the Reebok segment (2006: € 49 million). A higher gross margin at TaylorMade-adidas Golf also contributed to the Group's gross margin increase. As a result, gross profit for the adidas Group rose 6% in the first six months of 2007 to reach € 2.326 billion versus € 2.191 billion in the prior year.

Royalty and Commission Income Grows Strongly

Royalty and commission income for the adidas Group increased 24% on a currency-neutral basis, mainly driven by increased royalty and commission income at adidas and Reebok as a result of increased licensee sales, which are not included in the Group's total sales figures, and higher average royalty rates. In euro terms, royalty and commission income increased by 17% to € 45 million in the first half of 2007 from € 38 million in the prior year.

First Half Year Operating Expenses € in millions


2006[1] 1,809
2007 1,954

1) Including Reebok business segment from February 1, 2006 onwards. Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

First Half Year Operating Profit € in millions


2006[1] 420
2007 417

1) Including Reebok business segment from February 1, 2006 onwards. Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

Higher Expenses at Reebok Drive Operating Expense Increase

Operating expenses, including depreciation and amortization, are influenced by two components: marketing working budget and operating overhead costs. Operating expenses as a percentage of sales increased by 2.6 percentage points to 39.6% in the first six months of 2007 from 37.0% in 2006. This increase primarily reflects one-time costs related to the integration of Reebok into the adidas Group as well as higher expenses in the Reebok segment for advertising, product development and initiatives to grow the brand in emerging markets. These expenses were heavily weighted towards the second quarter of the year. These developments more than offset lower operating expenses as a percentage of sales at brand adidas compared to the prior year. In absolute terms, operating expenses for the adidas Group increased by 8% to € 1.954 billion in the first six months of 2007 from € 1.809 billion in the prior year.

Strong Expansion in Emerging Markets Drives Employee Growth

At June 30, 2007, the adidas Group employed 28,518 people. This represents an increase of 13% versus the previous year's level of 25,167 and an 8% increase since the end of 2006 when the Group employed 26,376 people. This increase is primarily related to new adidas segment employees in emerging markets as well as own-retail activities.

Operating Profit Declines 1%

The operating margin of the adidas Group declined 0.2 percentage points to 8.5% in the first half of 2007 (2006: 8.6%). This reflects the increase in Group operating expenses as a percentage of sales which more than offset gross margin improvements. As a result, operating profit for the adidas Group declined 1% in the first six months of 2007 to reach € 417 million versus € 420 million in 2006.

Rule 12g3-2(b) File No. 082-04278

First Half Year Income Before Taxes € in millions

2006[1]	348
2007	344

1) Including Reebok business segment from February 1, 2006 onwards. Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

First Half Year Net Income Attributable to Shareholders € in millions

2003	83
2004[1]	116
2005[1]	171
2006[2]	226
2007	232

1) Includes continuing and discontinued operations.
2) Including Reebok business segment from February 1, 2006 onwards. Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

Net Financial Expenses Increase 1%

Net financial expenses increased 1% to € 73 million in the first half of 2007 from € 72 million in the prior year as a result of lower financial income, which was only partly offset by lower financial expenses.

Financial Income Down by 38%

Financial income decreased by 38% to € 17 million in the first six months of 2007 from € 27 million in the prior year. This mainly reflects a strong decline in the Group's cash position versus the beginning of 2006 when the Group held a significant cash position after the capital increase and the proceeds related to the divestiture of the Salomon business segment. Both transactions were completed in the fourth quarter of 2005.

Financial Expenses Decrease by 9%

Financial expenses decreased 9% to € 90 million in the first half of 2007 (2006: € 99 million) as a result of a significantly lower level of gross borrowings versus the prior year. This more than compensated higher financial expenses in January 2007 versus the prior year, which were related to the financing of the Reebok acquisition.

Income Before Taxes Decreases by 1%

In line with the Group's operating profit decline, income before taxes for the adidas Group declined 1% to € 344 million in the first six months of 2007 from € 348 million in 2006. As a percentage of sales, IBT decreased by 0.2 percentage points to 7.0% in 2007 from 7.1% in 2006.

Net Income Attributable to Shareholders Up 3%

The Group's net income attributable to shareholders increased 3% to € 232 million in the first half of 2007 from € 226 million in 2006. The slight decline of the Group's operating profit was more than compensated for by lower minority interests. The Group's minority interests declined by 78% to € 2 million in the first half of 2007 (2006: € 8 million) due to the buyout of the Group's joint venture partner in Korea, which became effective on September 1, 2006. A lower tax rate, which decreased 0.9 percentage points to 32.0% in the first six months of 2007 from 32.9% in the prior year, also contributed to this development.

Basic and Diluted Earnings Per Share Increase 3%

In line with the increase of the Group's net income attributable to shareholders, basic earnings per share also increased 3% to € 1.14 in the first six months of 2007 versus € 1.11 in 2006. The Group's total number of shares outstanding increased by 296,880 shares to 203,567,060 at the end of the first half of 2007 from 203,270,180 at the end of the first six months of 2006 as a result of shares from stock options exercised as part of Tranches I, II, III, IV and V of the Management Share Option Plan (MSOP) of adidas AG. Consequently, the weighted average number of shares used in the calculation of basic earnings per share in the first half of 2007 was 203,565,047 (2006 average: 203,264,904). Diluted earnings per share in the first six months of 2007 also increased 3% to € 1.09 from € 1.06 in the prior year. The weighted average number of shares used in the calculation of diluted earnings per share in the first half of 2007 was 219,446,886 (2006 average: 219,308,507). The dilutive effect mainly results from approximately sixteen million additional potential shares that could be created in relation to our outstanding convertible bond, for which conversion criteria were met for the first time at the end of the fourth quarter of 2004.

Rule 12g3-2(b) File No. 082-04278

Balance Sheet and Cash Flow

Total Assets Decrease 3%
At the end of the first half of 2007, total assets decreased 3% to € 8.761 billion versus € 8.999 billion in the prior year, mainly driven by currency effects which impacted the Group's US dollar based assets. Compared to the 2006 year-end level, total assets increased by 5%.

Inventories Down 2%
Group inventories decreased 2% to € 1.716 billion at the end of the first half of 2007 versus € 1.754 billion in 2006. On a currency-neutral basis, inventories increased 1%. Positive effects resulting from tight working capital management at brand adidas were offset by increased inventory levels related to the buyback of Reebok distribution rights in several countries.

Receivables Increase 1%
Group receivables increased 1% (+3% currency-neutral) to € 1.689 billion at the end of the first half of 2007 versus € 1.679 billion in the prior year. This increase is in line with sales growth during the second quarter of 2007.

Other Current Assets Down 9%
Other current assets decreased 9% to € 477 million at the end of the first half of 2007 from € 525 million in 2006, mainly due to the reclassification of other current assets in an amount of € 22 million into assets classified as held for sale and a decrease of prepaid expenses.

Balance Sheet Structure[1] in % of total assets

Assets	June 30, 2007	June 30, 2006
Cash and cash equivalents	3.2	2.4
Accounts receivable	19.3	18.7
Inventories	19.6	19.5
Fixed assets	44.7	45.3
Other assets	13.3	14.1
Total assets (€ in millions)	8,761	8,999

1) For absolute figures see Consolidated Balance Sheet.

Balance Sheet Structure[1] in % of total liabilities and equity

Liabilities and equity	June 30, 2007	June 30, 2006
Accounts payable	8.9	9.3
Long-term borrowings	30.9	34.1
Other liabilities	26.4	26.9
Total equity	33.8	29.7
Total liabilities and equity (€ in millions)	8,761	8,999

1) For absolute figures see Consolidated Balance Sheet.

Fixed Assets Decrease 4%
Fixed assets decreased by 4% to € 3.915 billion at the end of the first half of 2007 versus € 4.078 billion in 2006, mainly as a result of a negative impact from currency effects in an amount of € 129 million as well as € 30 million of fixed assets which were transferred to assets held for sale. Additions of € 285 million were more than counterbalanced by depreciation and amortization of € 229 million as well as disposals in an amount of € 61 million.

Other Non-Current Assets Up 7%
Other non-current assets increased by 7% to € 155 million at the end of the first half of 2007 from € 147 million in 2006, mainly driven by an increased non-current portion of prepaid promotion contracts.

Accounts Payable Down 6%
Accounts payable decreased 6% to € 783 million at the end of the first half of 2007 versus € 836 million in 2006. On a currency-neutral basis, accounts payable decreased 1%. The decrease is primarily due to the timing of payments and inventory receipts compared to the prior year.

Other Non-Current Liabilities Increase 39%
Other non-current liabilities increased 39% to € 43 million at the end of the first half of 2007 from € 31 million in 2006, primarily as a result of an increased non-current portion of deferred income.

Inventories[1] € in millions

2006	1,754
2007	1,716

1) At June 30.

Receivables[1] € in millions

2006	1,679
2007	1,689

1) At June 30.

Accounts Payable[1] € in millions

2006	836
2007	783

1) At June 30.

Equity Base Further Strengthened

The Group's equity base was further strengthened compared to the prior year. Shareholders' equity rose 12% to € 2.948 billion at the end of the first half of 2007 versus € 2.636 billion in 2006. The majority of the net income was retained within the Group and used to strengthen the equity base. Compared to the 2006 year-end level of € 2.828 billion, shareholders' equity increased 4%.

Cash Flow Development Reflects Seasonality of Business

In the first half of 2007, cash inflow from operating activities was € 27 million and was primarily used to finance working capital needs in accordance with the seasonality of the business. Cash outflow for investing activities was € 103 million and was mainly related to spending for property, plant and equipment such as investment in adidas own-retail activities. In addition, investments were related to the Reebok integration such as the construction of the shared adidas and Reebok warehousing and distribution center in the UK. The cash used in investing activities was primarily financed with bank loans and commercial papers.

Net Borrowings Reduced by € 435 million

Net borrowings at June 30, 2007 were € 2.395 billion, down 15% or € 435 million versus € 2.829 billion in the prior year. Strong bottom-line profitability and continued tight working capital management were the drivers of this reduction. As a consequence, the Group's financial leverage improved 26.1 percentage points to 81.2% at the end of the first half of 2007 versus 107.3% in the prior year. Compared to the 2006 year-end level of € 2.231 billion, debt increased 7% reflecting the seasonality of our business.

Shareholders' Equity[1] € in millions

2006	2,636
2007	2,948

1) At June 30, excluding minority interests.

Net Borrowings[1] € in millions

2006	2,829
2007	2,395

1) At June 30.

Rule 12g3-2(b) File No. 082-04278

adidas

In the first half of 2007, currency-neutral sales at adidas increased 9% with revenue growth coming from all regions. In euro terms, sales grew 4% to € 3.454 billion in 2007 from € 3.308 billion in 2006. Gross margin increased 0.2 percentage points to 46.7% (2006: 46.5%), mainly driven by the realization of cost synergies related to the Reebok acquisition. Gross profit grew 5% to € 1.613 billion in the first six months of 2007 from € 1.537 billion during the same period in 2006. As a result of lower operating expenses as a percentage of sales and the positive top-line and gross margin development, operating margin increased 0.8 percentage points to 13.3% (2006: 12.5%). Operating profit increased 11% to € 461 million in 2007 versus € 414 million in 2006.

adidas at a Glance € in millions

	1st Half Year 2007	1st Half Year 2006	Change
Net sales	**3,454**	3,308	4%
Gross profit	**1,613**	1,537	5%
Gross margin	**46.7%**	46.5%	0.2pp
Operating profit	**461**	414	11%
Operating margin	**13.3%**	12.5%	0.8pp

First Half Year adidas Net Sales € in millions


2003
2,542
2004
2,584
2005
2,816
2006
3,308
2007
3,454

adidas Net Sales by Region € in millions

	1st Half Year 2007	1st Half Year 2006	Change	Change currency-neutral
Europe	**1,722**	1,649	4%	6%
North America	**643**	680	(5%)	2%
Asia	**800**	749	7%	14%
Latin America	**269**	209	29%	36%

Currency-Neutral Segment Sales Up 9%
In the first half of 2007, revenues for the adidas segment grew 9% on a currency-neutral basis, with increases coming from all regions. In euro terms, sales grew 4% to € 3.454 billion in 2007 from € 3.308 billion in 2006. Sales for adidas own-retail activities rose 29% on a currency-neutral basis and 23% in euro terms to € 558 million (2006: € 454 million) and made up 16% of brand adidas sales in the first half of 2007. This increase was driven by new store openings and mid-single-digit increases in comparable store sales.

Sport Performance Up 12% on a Currency-Neutral Basis
Sales in the Sport Performance division increased 12% on a currency-neutral basis in the first six months of 2007. Growth was driven by higher sales in all major product categories except football, with particularly strong increases in running and training. In euro terms, Sport Performance sales improved 8% during the first six months of 2007 to € 2.699 billion from € 2.509 billion in the prior year.

Sport Style Decreases 1% on a Currency-Neutral Basis
Sales in the Sport Style division decreased 1% on a currency-neutral basis in the first six months of 2007. Decreases in Originals could not be compensated by strong increases in Y-3 sales. In euro terms, Sport Style sales declined 5% to € 739 million (2006: € 780 million).

Currency-Neutral adidas Sales Increase in All Regions

In the first half of 2007, adidas sales in all regions increased on a currency-neutral basis. Revenues in Europe grew 6%. Strong performance in the region's emerging markets, in particular Russia, was the primary driver of this development. Currency-neutral adidas sales in North America increased by 2%. Revenues in both the USA and Canada grew in line with this development. adidas sales in Asia improved 14% on a currency-neutral basis, due to double-digit increases in all major markets except Japan. In Latin America, sales grew 36%, again making it the fastest-growing region within the adidas segment. All markets in this region grew by double-digit rates. Currency translation effects negatively impacted sales in euro terms in all regions. First half year sales in Europe grew 4% in euro terms to € 1.722 billion in 2007 from € 1.649 billion in 2006. Revenues in North America decreased 5% to € 643 million in 2007 from € 680 million in 2006. Sales in Asia increased 7% to € 800 million in the first six months of 2007 from € 749 million during the same period in the prior year and revenues in Latin America improved 29% to € 269 million in 2007 versus € 209 million in the prior year.

Gross Margin Improves to 46.7%

The adidas gross margin increased by 0.2 percentage points to 46.7% in the first six months of 2007 from 46.5% in 2006. This improvement was primarily driven by cost synergies resulting from the combination of the sourcing activities of adidas and Reebok, which positively impacted the segment's cost of sales, and increased own-retail activities. This positive development was partly offset by a less favorable product mix following the non-recurrence of the prior year's high-margin 2006 FIFA World Cup™ product sales. As a result, adidas gross profit grew 5% to € 1.613 billion in 2007 versus € 1.537 billion in 2006.

adidas Net Sales by Quarter € in millions


Q1 2006 1,776
Q1 2007 1,819
Q2 2006 1,532
Q2 2007 1,635
Q3 2006 1,941
Q3 2007
Q4 2006 1,378
Q4 2007

adidas Operating Profit by Quarter € in millions


Q1 2006 279
Q1 2007 270
Q2 2006 135
Q2 2007 191
Q3 2006 365
Q3 2007
Q4 2006 9
Q4 2007

Royalty and Commission Income Up 5%

During the first six months of 2007, adidas royalty and commission income grew by 5% to € 39 million from € 37 million in 2006. This increase was driven by higher licensee sales, which are not included in the Group's total sales figures, and higher average royalty rates as well as increased intra-Group royalties received from the TaylorMade-adidas Golf segment.

Operating Expenses as a Percentage of Sales Decrease Significantly

adidas operating expenses as a percentage of sales decreased 0.5 percentage points to 34.5% in the first six months of 2007 (2006: 35.1%). This decrease primarily reflects the non-recurrence of prior year marketing working budget expenditures associated with the 2006 FIFA World Cup™. The lower marketing working budget more than compensated higher operating overhead costs related to the continued expansion of adidas own-retail activities. In addition, one-time costs associated with the realization of cost synergies from the Reebok acquisition negatively impacted operating expenses. In euro terms, operating expenses grew 3% to € 1.192 billion in the first six months of 2007 from € 1.160 billion in 2006.

Operating Margin Increases to 13.3%

During the first six months of 2007, adidas operating margin increased 0.8 percentage points to 13.3% (2006: 12.5%). This increase was a result of positive sales and gross margin developments in the segment as well as lower operating expenses as a percentage of sales. Operating profit for the adidas segment increased 11% to € 461 million versus € 414 million during the same period in the prior year.

Reebok

In the first six months of 2007, currency-neutral sales for the Reebok segment increased 4% as a result of double-digit growth in all regions except North America, where sales declined. This increase was driven by the inclusion of January, which was not consolidated in 2006. In euro terms, this represents a decrease of 1% to € 1.038 billion in 2007 from € 1.050 billion in 2006. On a like-for-like basis, comparing sales for the full six-month periods and excluding the transfer of the NBA and Liverpool licensed businesses to brand adidas, currency-neutral sales declined 6%. The gross margin of the Reebok segment increased by 4.4 percentage points to 37.9% in the first six months of 2007 from 33.6% in 2006, driven by first cost synergies from the combination of the adidas and Reebok sourcing activities, which positively impacted the segment's cost of sales, and the non-recurrence of negative purchase price allocation impacts. In euro terms, Reebok's gross profit grew 12% to € 394 million in 2007 versus € 352 million in 2006. Reebok's operating margin, however, declined by 0.8 percentage points to 0.4% in the first six months of 2007 from 1.2% in the prior year, as a result of higher operating expenses related to advertising, product development and initiatives to grow the brand in emerging markets. As a result, Reebok's operating profit decreased by 65% to € 4 million in the first six months of 2007 versus € 13 million in the prior year.

Reebok at a Glance € in millions

	1st Half Year 2007	1st Half Year 2006[1]	Change
Net sales	**1,038**	1,050	(1%)
Gross profit	**394**	352	12%
Gross margin	**37.9%**	33.6%	4.4pp
Operating profit	**4**	13	(65%)
Operating margin	**0.4%**	1.2%	(0.8pp)

1) Only includes five months of the six-month period.

Reebok Net Sales by Region € in millions

	1st Half Year 2007	1st Half Year 2006[1]	Change	Change currency-neutral
Europe	**340**	305	11%	12%
North America	**549**	616	(11%)	(4%)
Asia	**110**	100	10%	17%
Latin America	**39**	30	27%	38%

1) Only includes five months of the six-month period.

Consolidation Changes Impact Operational Performance

As the business of Reebok International Ltd. (USA) and its subsidiaries has been consolidated within the adidas Group since February 1, 2006, Reebok's 2006 half year results contained only five months of the six-month period. The transfer of the Greg Norman Collection (GNC)-related retail outlet operations, which were excluded from the divestiture of the GNC business, from the TaylorMade-adidas Golf segment to Reebok's own-retail activities from January 1, 2007 onwards, also positively affected the segment's sales. Reebok's 2007 sales results were negatively impacted, however, by the transfer of the NBA and Liverpool licensed businesses to brand adidas.

Accounting Effects Impact Results

IFRS regulations stipulate that acquiring companies must allocate the purchase price paid for an acquisition according to the fair values assigned to acquired assets and liabilities, the purchase price allocation (PPA). Reebok's results continue to be negatively impacted by purchase price allocation charges, however to a significantly lesser extent compared to the prior year. In the first six months of 2007, Reebok's operating margin was negatively impacted by total PPA charges of € 8 million versus € 57 million in 2006.

Segment Sales Increase 4% on a Currency-Neutral Basis

In the first six months of 2007, sales for the Reebok segment grew 4% on a currency-neutral basis as a result of double-digit increases in all regions except North America, where sales declined. This development was driven by the inclusion of January, which was not consolidated in 2006. In euro terms, sales decreased 1% to € 1.038 billion in 2007 from € 1.050 billion in 2006. On a like-for-like basis, comparing sales for the full six-month periods and excluding the transfer of the NBA and Liverpool licensed businesses to brand adidas, currency-neutral sales decreased 6%.

Rule 12g3-2(b) File No. 082-04278

Currency-Neutral Sales of Brand Reebok Up 2%

In the first six months of 2007, sales for the Reebok brand increased 2% on a currency-neutral basis driven by the inclusion of January, which was not consolidated in 2006. In euro terms, this represents a decrease of 3% to € 825 million in 2007 from € 849 million in 2006. On a like-for-like basis, currency-neutral sales decreased 8% due to declines in Lifestyle but also in several Sport categories.

Rockport Sales Grow 15% on a Currency-Neutral Basis

Rockport sales grew 15% on a currency-neutral basis in the first six months of 2007, supported by the inclusion of January, which was not consolidated in 2006. In euro terms, Rockport sales increased 8% to € 139 million in the first six months of 2007 from € 129 million in the prior year. On a comparable basis, currency-neutral sales increased 1% due to well-received new product launches.

Currency-Neutral Sales of Reebok-CCM Hockey Up 8%

First half year sales of Reebok-CCM Hockey increased 8% on a currency-neutral basis, mainly driven by the inclusion of January, which was not consolidated in 2006. In euro terms, sales grew 2% to reach € 74 million in the first six months of 2007 versus € 72 million in the prior year. On a comparable basis, currency-neutral sales declined 6% due to the absence of major product launches which are planned for later in the year.

Reebok Net Sales by Quarter € in millions


Q1 2006[1]
454
Q1 2007
524
Q2 2006
595
Q2 2007
514
Q3 2006
778
Q3 2007
Q4 2006
645
Q4 2007

1) Only includes two months of the three-month period.

Currency-Neutral Reebok Sales Increase in All Regions Except North America

In the first six months of 2007, currency-neutral Reebok sales grew by double-digit rates in all regions except North America, where sales declined. In Europe, currency-neutral sales increased 12%, whereas in North America sales were down 4%. In Asia and in Latin America, currency-neutral sales increased 17% and 38%, respectively. The increase in Reebok sales was supported by the inclusion of January, which was not consolidated in 2006. On a like-for-like basis, currency-neutral segment Reebok sales declined by 6%. In Europe, currency-neutral like-for-like sales declined mainly due to decreases in the UK and Germany which could only be partly offset by improvements in the emerging markets. In North America, like-for-like currency-neutral sales were down as a result of a decline in the USA which could not be offset by an increase in Canada. In Asia, currency-neutral like-for-like sales increased driven by strong growth in India and China. In Latin America, currency-neutral like-for-like sales were up as a result of strong sales growth, particularly in Mexico. In euro terms, segment sales in Europe increased 11% to € 340 million in the first six months of 2007 from € 305 million in 2006. In North America revenues decreased 11% to € 549 million in 2007 from € 616 million in 2006. Sales in Asia increased 10% to € 110 million in 2007 (2006: € 100 million), and in Latin America revenues increased 27% to € 39 million in 2007 (2006: € 30 million).

Rule 12g3-2(b) File No. 082-04278

Gross Margin Supported by Realization of Cost Synergies

The gross margin of the Reebok segment increased 4.4 percentage points to 37.9% in the first six months of 2007 from 33.6% in 2006. This improvement was driven by cost synergies in the segment's cost of sales resulting from the combination of the adidas and Reebok sourcing activities as well as the non-recurrence of negative impacts from purchase price allocation (2006: € 49 million). In euro terms, Reebok gross profit grew 12% to € 394 million in 2007 versus € 352 million in 2006.

Increase of Royalty and Commission Income

For the first six months of 2007, royalty and commission income at Reebok grew 47% to € 16 million from € 11 million in the prior year. This improvement is mainly due to the inclusion of January, increased licensee sales, which are not included in the Group's total sales figures, and higher average royalty rates throughout the entire period. Reebok's royalty and commission income primarily relates to royalty income for fitness equipment.

Reebok Operating Profit by Quarter € in millions


Q1 2006 1)
17
Q1 2007
6
Q2 2006
(4)
Q2 2007
(1)
Q3 2006
58
Q3 2007
Q4 2006
15
Q4 2007

1) Only includes two months of the three-month period.

Operating Expenses Up

Operating expenses as a percentage of sales increased by 5.6 percentage points to 39.0% in the first six months of 2007 versus 33.4% in 2006. Drivers of this increase included higher expenses for advertising, in particular for the brand's largest advertising campaign of the year, Run Easy, and product development as well as initiatives to grow the brand in emerging markets. Expenses were also driven by one-time costs for the Reebok integration into the adidas Group. The negative effect from purchase price allocation on operating expenses was € 8 million in 2007 (2006: € 8 million). As a result, Reebok's operating expenses grew 16% to € 405 million in the first six months of 2007 from € 351 million in the prior year.

Operating Margin Declines

In the first six months of 2007, the operating margin of the Reebok segment declined by 0.8 percentage points to 0.4% from 1.2% in the prior year as a result of the strong increase in operating expenses as a percentage of sales, which more than offset the segment's gross margin improvement. As a result, Reebok's operating profit decreased 65% to € 4 million in the first six months of 2007 versus € 13 million in the prior year.

Rule 12g3-2(b) File No. 082-04278

TaylorMade-adidas Golf

In the first six months of 2007, sales for TaylorMade-adidas Golf decreased 3% on a currency-neutral basis, as a result of the divestiture of the Greg Norman Collection (GNC) wholesale business. In euro terms, segment sales decreased 10% to € 419 million in 2007 from € 464 million in 2006. On a like-for-like basis, excluding the effect of the divestiture of the GNC wholesale business, currency-neutral sales increased 5%. The segment's gross margin increased 0.3 percentage points to 44.3% (2006: 44.1%) as a result of higher margins in metalwoods and irons. In euro terms, gross profit declined 9% to € 186 million in 2007 from € 205 million in the prior year. The segment's operating margin decreased 1.2 percentage points to 6.4% (2006: 7.6%). This was due to higher operating expenses as a percentage of sales, which more than offset the positive gross margin development. As a result, operating profit decreased 24% to € 27 million from € 35 million in 2006.

TaylorMade-adidas Golf at a Glance[1] € in millions

	1st Half Year 2007	1st Half Year 2006	Change
Net sales	**419**	464	(10%)
Gross profit	**186**	205	(9%)
Gross margin	**44.3%**	44.1%	0.2pp
Operating profit	**27**	35	(24%)
Operating margin	**6.4%**	7.6%	(1.2pp)

1) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

First Half Year TaylorMade-adidas Golf Net Sales € in millions


2003 311
2004 302
2005 351
2006[1] 464
2007 419

1) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

TaylorMade-adidas Golf Net Sales by Region[1] € in millions

	1st Half Year 2007	1st Half Year 2006	Change	Change currency-neutral
Europe	**54**	50	8%	8%
North America	**237**	297	(20%)	(14%)
Asia	**126**	115	9%	19%
Latin America	**2**	2	(1%)	8%

1) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

GNC Divestiture Affects Reported Results

Compared to the prior year, 2007 financial results of the TaylorMade-adidas Golf segment do not include results of the GNC apparel business. This is due to the divestiture of the GNC wholesale business, which was completed on November 21, 2006. In addition, the results of the GNC-related retail outlet operations, which were excluded from the transaction, are now reported in the Reebok business segment. In total, the GNC apparel business contributed € 37 million of sales to the TaylorMade-adidas Golf segment in the first half of 2006.

Like-for-Like Sales Increase 5% Currency-Neutral

First half year currency-neutral sales at TaylorMade-adidas Golf decreased 3% as a result of the divestiture of the GNC wholesale business. In euro terms, segment sales decreased 10% to € 419 million in 2007 from € 464 million in 2006. However, on a comparable basis, excluding prior year GNC sales, currency-neutral revenues increased 5%. Strong double-digit sales increases in adidas Golf footwear and apparel drove this development.

Rule 12g3-2(b) File No. 082-04278

Currency-Neutral Sales Grow in All Regions Except North America

TaylorMade-adidas Golf currency-neutral sales grew in all regions except North America. Sales in this region were negatively impacted by the divestiture of the GNC wholesale business. Sales in Europe during the first six months of the year increased 8% on a currency-neutral basis, driven by strong growth in the UK. In North America, sales decreased 14% on a currency-neutral basis in the first six months of 2007 as a result of declines in both the USA and Canada mainly resulting from the GNC divestiture. TaylorMade-adidas Golf sales in Asia during the first six months of the year increased 19% on a currency-neutral basis, driven by strong double-digit growth in Japan and South Korea. In Latin America, currency-neutral sales increased 8% during the first half of the year. Strong sales growth in Mexico was the primary driver of this development. In euro terms, sales in Europe increased 8% to € 54 million in 2007 from € 50 million in 2006. Revenues in North America decreased 20% to € 237 million in 2007 from € 297 million in 2006. In Asia, sales increased 9% to € 126 million in 2007 (2006: € 115 million), and in Latin America sales decreased 1% to € 2 million in 2007 (2006: € 2 million). On a like-for-like basis, excluding the impact from the divestiture of the GNC wholesale business, currency-neutral sales increased by double-digit rates in all regions except North America, where sales declined.

Gross Margin Increases to 44.3%

TaylorMade-adidas Golf gross margin increased 0.3 percentage points to 44.3% (2006: 44.1%) in the first six months of 2007, due to higher margins in the metalwoods and irons categories. The GNC divestiture also had a small positive impact on this development. As the higher gross margin could not compensate the sales decline, gross profit decreased by 9% to € 186 million in 2007 versus € 205 million in 2006.

TaylorMade-adidas Golf Net Sales by Quarter[1] € in millions


Q1 2006
201
Q1 2007
180
Q2 2006
264
Q2 2007
239
Q3 2006
194
Q3 2007
Q4 2006
197
Q4 2007

1) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

TaylorMade-adidas Golf Operating Profit by Quarter[1]
€ in millions


Q1 2006
2
Q1 2007
(1)
Q2 2006
33
Q2 2007
27
Q3 2006
15
Q3 2007
Q4 2006
22
Q4 2007

1) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

Strong adidas Golf Sales Drive Royalty and Commission Expense Increase

Royalty and commission expenses at TaylorMade-adidas Golf increased 32% to € 11 million in 2007 (2006: € 8 million). This development was driven by significantly higher adidas Golf sales resulting in higher intra-Group royalties paid to the adidas segment. These intra-Group royalties are correspondingly shown as part of royalty and commission income in the adidas segment.

GNC Divestiture Impacts Operating Expenses as a Percentage of Sales

Operating expenses as a percentage of sales at TaylorMade-adidas Golf increased 0.6 percentage points to 35.3% in the first six months of 2007 from 34.7% in 2006, mainly as a result of the divestiture of the GNC wholesale business, which had lower marketing expenditures as a percentage of sales. In absolute terms, however, operating expenses decreased 8% to € 148 million in 2007 from € 161 million in 2006.

Operating Profit Declines

The TaylorMade-adidas Golf operating margin decreased 1.2 percentage points to 6.4% in the first six months of 2007 from 7.6% in 2006, as the higher gross margin could not offset lower sales and higher operating expenses as a percentage of sales. Operating profit for TaylorMade-adidas Golf declined 24% to € 27 million in the first six months of 2007 versus € 35 million in 2006.

Rule 12g3-2(b) File No. 082-04278

Subsequent Events and Outlook

2007 continues to be an exciting year for the adidas Group. During the second half of the year, our focus will remain on the revitalization of the Reebok brand as well as further initiatives in core categories at both adidas and TaylorMade-adidas Golf. We continue to expect currency-neutral adidas Group sales to grow at a mid-single-digit rate, driven by growth in all our segments except TaylorMade-adidas Golf, where sales will decline due to the divestiture of the GNC wholesale business. We will also continue to realize integration synergies throughout our organization. As a result, we project increases in both our gross and operating margins, which we expect to be between 45 and 47% and around 9%, respectively. Further, we forecast net income attributable to shareholders to grow at a double-digit rate, approaching 15%. We believe the current economic and retail environment supports our expectations, given positive growth projections for our industry and the global economy. No material events between the end of the first half of 2007 and the publication of this report on August 8, 2007 have altered our view.

Subsequent Macroeconomic Developments

Between the end of the first half of 2007 and the publication of this report on August 8, 2007, there have been no major macroeconomic or sociopolitical changes which we expect to influence our business materially going forward.

Subsequent Management Changes

In July 2007, Reebok announced a key personnel change at Reebok's regional management level. Bob Munroe, President of Reebok USA, has left the company. David Kahan, Senior Vice President of Sales, Reebok USA, will continue in his current role and assist Reebok CEO Paul Harrington in leading the US organization over the course of the next several months.

Subsequent Share Count Changes

As a result of stock options exercised as part of various tranches of the Management Share Option Plan (MSOP) of adidas AG, the number of outstanding shares increased by 58,000 to 203,625,060 no-par value shares in July 2007.

Assessment of Opportunities and Risks

An overview of opportunities and risks is contained in the information provided in the 2006 annual report. During the first half of 2007, our assessment of customer risks has changed moderately. The highly competitive and promotional market environment among North American sporting goods retailers might lead to a reduction of business with key accounts, adversely impacting sales and profitability in the region.

Rule 12g3-2(b) File No. 082-04278

Global Economic Growth Expected to Moderate

Global economic growth in the second half of 2007 is expected to moderate compared to the first six months of the year. Nevertheless, almost all regions are forecasted to expand. In Europe, economic growth is expected to slow modestly in the second half of the year as private consumption and government spending are forecasted to decline slightly and a deceleration of global growth starts to dampen regional economic activity. In North America, a further slowdown in growth is projected as the drag on the economy from the housing market as well as fears of higher interest rates are expected to continue throughout the remainder of the year. Growth in Asia's emerging markets, in particular China, is projected to remain at a high pace, driven by both domestic demand and export activity. In Japan, economic growth will be only moderate and should stem from continuing export strength, whereas private consumption is expected to remain somewhat subdued. The economies in Latin America are expected to enjoy solid growth rates in the second half of 2007.

Mixed Outlook for Sporting Goods Industry

In the second half of 2007, we project modest growth for the global sporting goods industry. We expect the European market to continue to grow at low-single-digit rates. The UEFA EURO 2008™ is expected to trigger positive momentum in the sector especially towards the end of the year. In Western Europe, retail market conditions are likely to remain challenging, especially in the UK, where the market continues to be characterized by fierce competition and promotional activity. For the North American sporting goods market, we project low-single-digit growth. Mall-based retailers are likely to continue to be negatively impacted by higher inventories and promotional pricing. However, the sporting goods and family footwear retail channels are expected to deliver positive sales and profitability developments. We expect high-single-digit growth in Asia, with China and India contributing the highest absolute growth. However, we expect an increasingly promotional environment in Japan. In Latin America, we continue to project the industry will grow at mid-single-digit rates. The momentum of the region's sporting goods industry is projected to remain intact, but import duties and quotas are increasingly limiting cross-border transfer of goods and forcing suppliers to produce locally.

Group Sales Expected to Grow at a Mid-Single-Digit Rate in 2007

As a result of the strong first half year performance, and in light of the positive adidas backlog development as well as expectations for adidas own-retail activities, we expect mid-single-digit currency-neutral sales growth for the adidas Group in 2007. This is higher than growth rates currently projected for both the global economy and our industry. We are confident to achieve another record year in sales with growth coming from all segments except TaylorMade-adidas Golf.

Mid-Single-Digit Sales Growth Expected at Brand adidas

Backlogs for the adidas brand at the end of June 2007 increased 9% versus the prior year on a currency-neutral basis. This improvement highlights our strong product pipeline for the second half of the year. First orders for the UEFA EURO 2008™ also impacted this development. In euro terms, this represents an increase of 6%. Footwear backlogs grew 7% in currency-neutral terms (+5% in euros). Growth in both Asia and Europe more than offset a modest decline in North America. Apparel backlogs grew 11% on a currency-neutral basis (+8% in euros), driven by strong increases in all regions. As a result of the solid backlog development, we project sales at brand adidas to grow at a mid-single-digit rate on a currency-neutral basis in 2007.

Currency-Neutral Development of adidas Order Backlogs by Product Category and Region[1] in %

	Europe	North America	Asia	Total
Footwear	7	(3)	21	7
Apparel	8	15	12	11
Total[2]	**8**	**5**	**14**	**9**

1) At June 30, change year-over-year.
2) Includes hardware backlogs.

Development of adidas Order Backlogs in € by Product Category and Region[1] in %

	Europe	North America	Asia	Total
Footwear	7	(9)	16	5
Apparel	8	8	7	8
Total[2]	**8**	**(1)**	**8**	**6**

1) At June 30, change year-over-year.
2) Includes hardware backlogs.

Rule 12g3-2(b) File No. 082-04278

Modest Sales Growth Expected for Reebok Segment

Backlogs for the Reebok brand at the end of the second quarter of 2007 were stable versus the prior year on a currency-neutral basis. In euro terms, this represents a decline of 3%. Footwear backlogs declined 17% in currency-neutral terms (–20% in euros), primarily as a result of lower footwear orders from mall-based retailers in North America in several categories such as Classics and basketball. Apparel backlogs, however, grew by 21% on a currency-neutral basis (+17% in euros), largely driven by strong growth in seasonal categories such as hockey and American football. As a result of the top-line development in the first half of the year, the current order book as well as our expectations for Reebok's at-once business in the second half of 2007, full year sales are expected to grow at a low-single-digit rate on a currency-neutral basis versus the prior year. This includes the consolidation of one extra month in 2007 compared to the prior year.

Currency-Neutral Development of Reebok Order Backlogs by Product Category and Region[1] in %

	Europe	North America	Asia	Total
Footwear	(8)	(27)	16	(17)
Apparel	10	22	155	21
Total[2]	**(0)**	**(4)**	**50**	**(0)**

1) At June 30, change year-over-year.
2) Includes hardware backlogs.

Development of Reebok Order Backlogs in € by Product Category and Region[1] in %

	Europe	North America	Asia	Total
Footwear	(8)	(31)	9	(20)
Apparel	10	16	143	17
Total[2]	**0**	**(9)**	**42**	**(3)**

1) At June 30, change year-over-year.
2) Includes hardware backlogs.

Mid-Single-Digit Sales Growth on Like-for-Like Basis Expected at TaylorMade-adidas Golf

Because of the different order profile in golf compared to other parts of our business, we do not provide order information for TaylorMade-adidas Golf. However, trade show performance and ongoing dialog with customers supports continued positive development of the segment. As a result of our strong product pipeline, we are confident that currency-neutral TaylorMade-adidas Golf sales will grow at a mid-single-digit rate on a like-for-like basis in 2007. However, due to the divestiture of the GNC wholesale business in November 2006, reported sales for TaylorMade-adidas Golf will decline compared to the prior year.

Group Gross Margin to Improve Strongly

In 2007, we expect the adidas Group gross margin to be in the range of between 45 and 47%, driven by underlying improvements in all three brand segments. Margin expansion will be supported by cost synergies at both adidas and Reebok as well as improvements at TaylorMade-adidas Golf. In addition, the non-recurrence of a € 76 million non-cash accounting charge related to purchase price allocation following the Reebok acquisition, which negatively impacted the Reebok gross margin in 2006, and increased own-retail activities at brand adidas are expected to contribute to this development.

Operating Margin to Show Slight Improvement

In 2007, we expect an operating margin for the adidas Group of around 9%, which will be modestly higher than in 2006. Gross margin improvements at all brands will drive this development, largely offset by higher operating expenses as a percentage of sales at Reebok and TaylorMade-adidas Golf and within HQ/Consolidation. This increase will be due to higher costs in the Reebok segment related to advertising, product development and initiatives to grow the brand in emerging markets and additional spending associated with new product launches at TaylorMade-adidas Golf.

adidas Group 2007 Targets

Currency-neutral sales growth	mid-single-digit
Gross margin	45 to 47%
Operating margin	approx. 9%
Net income growth	double-digit, approaching 15%

Net Income Growth for the adidas Group to Approach 15%

We expect net income attributable to shareholders for the adidas Group to grow at double-digit rates, approaching 15% versus the prior year. Top-line improvement and increased profitability will be the primary drivers of this positive development. In addition, we expect lower interest expenses as a result of a reduction in average debt to have a positive impact on net income, partially offset by a slightly higher tax rate versus the prior year. From a quarterly perspective, we expect net income attributable to shareholders to grow at double-digit rates in each of the remaining two quarters of this year.

Free Cash Flow to Drive Reductions in Net Borrowings

We intend to further reduce our net borrowings in 2007 to below € 2 billion through continued strong free cash flow generation and tight working capital management. In 2007, we project free cash flow of at least € 200 million to € 300 million.

Rule 12g3-2(b) File No. 082-04278

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Herzogenaurach, August 8, 2007

Herbert Hainer » Chairman and CEO

Glenn Bennett » Global Operations

Robin J. Stalker » Finance

Erich Stamminger » President and CEO of the adidas Brand

Rule 12g3-2(b) File No. 082-04278

Consolidated Balance Sheet € in millions

	Jun. 30 2007	Jun. 30 2006	Change in %	Dec. 31 2006
Cash and cash equivalents	**276**	213	29.6	311
Short-term financial assets	**36**	24	51.4	36
Accounts receivable	**1,689**	1,679	0.6	1,415
Inventories	**1,716**	1,754	(2.2)	1,607
Income tax receivables	**46**	76	(39.3)	84
Other current assets	**477**	525	(9.3)	413
Assets classified as held for sale	**56**	—	—	59
Total current assets	**4,296**	4,271	0.6	3,925
Property, plant and equipment, net	**694**	666	4.2	689
Goodwill, net	**1,499**	1,531	(2.1)	1,516
Trademarks, net	**1,421**	1,509	(5.9)	1,454
Other intangible assets, net	**194**	252	(23.1)	223
Long-term financial assets	**107**	120	(11.0)	106
Deferred tax assets	**395**	503	(21.5)	332
Other non-current assets	**155**	147	6.8	134
Total non-current assets	**4,465**	4,728	(5.5)	4,454
Total assets	**8,761**	8,999	(2.6)	8,379
Accounts payable	**783**	836	(6.3)	752
Income taxes	**295**	351	(15.7)	283
Accrued liabilities and provisions	**982**	909	8.1	921
Other current liabilities	**256**	237	7.1	232
Liabilities classified as held for sale	**2**	—	—	4
Total current liabilities	**2,318**	2,333	(0.6)	2,192
Long-term borrowings	**2,707**	3,066	(11.7)	2,578
Pensions and similar obligations	**137**	154	(11.5)	134
Deferred tax liabilities	**540**	668	(19.1)	522
Non-current accrued liabilities and provisions	**59**	75	(20.8)	74
Other non-current liabilities	**43**	31	39.4	43
Total non-current liabilities	**3,486**	3,994	(12.7)	3,351
Share capital	**204**	203	0.1	204
Reserves	**405**	491	(17.6)	425
Retained earnings	**2,339**	1,942	20.5	2,199
Shareholders' equity	**2,948**	2,636	11.8	2,828
Minority interests	**9**	36	(74.9)	8
Total equity	**2,957**	2,672	10.7	2,836
Total liabilities and equity	**8,761**	8,999	(2.6)	8,379

Rounding differences may arise in percentages and totals.

Rule 12g3-2(b) File No. 082-04278

Consolidated Income Statement € in millions

	1st Half Year 2007	1st Half Year 2006	Change	**2nd Quarter 2007**	2nd Quarter 2006	Change
Net sales	**4,938**	4,887	1.0%	**2,400**	2,428	(1.2%)
Cost of sales	**2,612**	2,696	(3.1%)	**1,262**	1,344	(6.1%)
Gross profit	**2,326**	2,191	6.2%	**1,138**	1,084	5.0%
(% of net sales)	**47.1%**	44.8%	2.3pp	**47.4%**	44.6%	2.8pp
Royalty and commission income	**45**	38	17.2%	**22**	23	(4.5%)
Other operating income and expenses	**1,954**	1,809	8.0%	**972**	934	4.0%
(% of net sales)	**39.6%**	37.0%	2.6pp	**40.5%**	38.5%	2.0pp
Operating profit	**417**	420	(0.7%)	**188**	173	9.1%
(% of net sales)	**8.5%**	8.6%	(0.2pp)	**7.8%**	7.1%	0.7pp
Financial income	**17**	27	(38.1%)	**10**	5	81.4%
Financial expenses	**90**	99	(9.4%)	**45**	50	(8.7%)
Income before taxes	**344**	348	(1.2%)	**153**	128	19.3%
(% of net sales)	**7.0%**	7.1%	(0.2pp)	**6.4%**	5.3%	1.1pp
Income taxes	**110**	114	(3.8%)	**49**	45	8.4%
(% of income before taxes)	**32.0%**	32.9%	(0.9pp)	**31.6%**	34.8%	(3.2pp)
Net income	**234**	234	0.1%	**104**	83	25.1%
(% of net sales)	**4.7%**	4.8%	(0.0pp)	**4.4%**	3.4%	0.9pp
Net income attributable to shareholders	**232**	226	2.8%	**104**	82	26.9%
(% of net sales)	**4.7%**	4.6%	0.1pp	**4.3%**	3.4%	1.0pp
Net income attributable to minority interests	**2**	8	(77.9%)	**0**	1	(75.2%)
Basic earnings per share (in €)	**1.14**	1.11	2.7%	**0.51**	0.40	26.7%
Diluted earnings per share (in €)	**1.09**	1.06	2.8%	**0.49**	0.39	26.0%

Rounding differences may arise in percentages and totals.

Rule 12g3-2(b) File No. 082-04278

Consolidated Statement of Cash Flows € in millions

	1st Half Year 2007	1st Half Year 2006
OPERATING ACTIVITIES:		
Income before taxes	344	348
Adjustments for:		
Depreciation and amortization	102	91
Unrealized foreign exchange (gains)/losses, net	(14)	23
Interest income	(16)	(27)
Interest expense	88	97
Losses on sale of property, plant and equipment, net	1	1
Operating profit before working capital changes	505	533
Increase in receivables and other current assets	(340)	(129)
Increase in inventories	(122)	(106)
Increase/(Decrease) in accounts payable and other current liabilities	130	(4)
Cash provided by operations	173	294
Interest paid	(82)	(68)
Income taxes paid	(64)	(124)
Net cash provided by operating activities	27	102
INVESTING ACTIVITIES:		
Purchase of trademarks and other intangible assets	(15)	(23)
Proceeds from sale of other intangible assets	1	0
Purchase of property, plant and equipment	(77)	(83)
Purchase of finance leased assets	0	(170)
Proceeds from sale of property, plant and equipment	2	0
Acquisition of further investments in subsidiaries	(7)	0
Acquisition of subsidiaries net of cash acquired	—	(2,427)
Buyback of employee stock options and convertible bonds	—	(224)
Sale of short-term financial assets	2	35
Purchase of investments and other long-term assets	(25)	(4)
Interest received	16	27
Net cash used in investing activities	(103)	(2,869)
FINANCING ACTIVITIES:		
Increase in long-term borrowings	126	1,540
Dividend of adidas AG	(85)	(66)
Dividends to minority shareholders	(0)	(4)
Exercised share options	0	3
Net cash provided by financing activities	41	1,473
Effect of exchange rates on cash	0	(18)
Decrease in cash and cash equivalents	(35)	(1,312)
Cash and cash equivalents at beginning of year	311	1,525
Cash and cash equivalents at end of period	276	213

Rounding differences may arise in percentages and totals.

Rule 12g3-2(b) File No. 082-04278

Consolidated Statement of Recognized Income and Expense € in millions

	1st Half Year 2007	1st Half Year 2006
Net gain/(loss) on cash flow hedges, net of tax	9	(56)
Net loss on hedge of net investments in foreign subsidiaries, net of tax	—	(1)
Actuarial gain of defined benefit plans, net of tax	2	1
Currency translation	(32)	(156)
Net income recognized directly in equity	**(21)**	(213)
Net income after taxes	**234**	234
Total income and expense recognized in the financial statements	**213**	21
Attributable to shareholders of adidas AG	**211**	14
Attributable to minority interests	**2**	7

Rounding differences may arise in percentages and totals.

Rule 12g3-2(b) File No. 082-04278

Notes to Consolidated Interim Financial Statements (IFRS) As at June 30, 2007

1 » Basis of Preparation

The unaudited consolidated interim financial statements of adidas AG and its subsidiaries (collectively the "Group") for the first half year ending June 30, 2007 are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The Group applied all International Financial Reporting Standards and Interpretations of the International Financial Reporting Interpretations Committee effective as at June 30, 2007, with the exception of IFRS 7, which must not be mandatorily applied for interim financial reporting.

The accounting policies used in the preparation of the interim financial statements are consistent with those in the annual consolidated financial statements for the year ending December 31, 2006 and are in line with IAS 34 "International Accounting Standard No. 34 – Interim Financial Reporting". The interim financial statements also comply with GAS 6 "German Accounting Standard No. 6 – Interim Financial Reporting".

It is believed that the application of new/revised standards and interpretations which are effective from January 1, 2007 will not have a material impact on the Group's financial position, results of operations or cash flows. The Group is currently analyzing the potential impacts of new/revised standards and interpretations that will be effective for financial years after December 31, 2007.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

These interim consolidated financial statements should be read in conjunction with the 2006 annual consolidated financial statements. The notes contained therein also apply to the quarterly financial statements and are not repeated unless explicit reference is made to certain changes. The results of operations for the first half year ending June 30, 2007 are not necessarily indicative of results to be expected for the entire year.

2 » Seasonality

The sales of the Group in certain product categories are seasonal and therefore revenues and attributable earnings may vary within the fiscal year. As adidas and Reebok brand sales account for over 90% of the Group's net sales, sales and earnings tend to be strongest in the first and third quarters of the fiscal year. However, shifts in the share of sales and attributable earnings of particular product categories, brands or the regional composition may occur throughout the year.

3 » Acquisitions of Subsidiaries

The adidas Group assumed full ownership of its subsidiary in Finland, adidas Suomi OY, Helsinki, by purchasing the remaining shares effective January 2007. Furthermore, the adidas Group purchased further shares of its subsidiary in Greece, adidas Hellas A.E., Thessaloniki, effective January 2007.

4 » Assets/Liabilities Classified as Held-for-Sale

Based on a Memorandum of Understanding signed by the Group's Management on December 21, 2006, part of the assets of GEV Grundstücksgesellschaft Herzogenaurach mbH & Co. KG and adidas AG as well as assets of Immobilieninvest und Betriebsgesellschaft Herzo-Base GmbH & Co. KG within the HQ/Consolidation segment were presented in the balance sheet for the year ending December 31, 2006 and the first half year ending June 30, 2007 as disposal groups held-for-sale. Selling negotiations were completed on May 4, 2007 with the signing of the respective agreements. However, execution of these agreements is subject to various conditions of approval by external bodies. Depending among other things on the further development of the real estate projects, both the cash inflow and the related impact on earnings will be spread over several years.

5 » Shareholders' Equity

In January 2007, the nominal capital of adidas AG was increased by a further € 30,200 as a result of the exercise of 7,550 stock options and the issuance of 30,200 no-par-value bearer shares associated with the Management Share Option Plan (MSOP). On June 30, 2007, the nominal capital of adidas AG therefore amounted to € 203,567,060 and is divided into 203,567,060 no-par-value bearer shares. Capital reserves thus increased by € 175,296 in the first half of 2007.

Rule 12g3-2(b) File No. 082-04278

Consolidated Statement of Changes in Equity € in millions

	Share capital	Capital reserve	Cumulative translation adjustment	Hedging reserve	Other reserve[1]	Retained earnings	Total shareholders' equity	Minority interests	Total equity
Balance at December 31, 2005	**130**	**731**	**(58)**	**47**	**(19)**	**1,853**	**2,684**	**28**	**2,712**
Net income recognized directly in equity			(155)	(57)	1		(212)	(1)	(213)
Net income						226	226	8	234
Total recognized income and expense for the period			**(155)**	**(57)**	**1**	**226**	**14**	**7**	**21**
Dividend payment						(66)	(66)	(4)	(70)
Increase share capital due to share split	73					(73)	0		0
Conversion of convertible bonds		0					0		0
Exercised share options	0	3					3		3
Acquisition of shares from minority shareholders							0	1	1
Acquisition of Reebok – minority shareholders							0	4	4
Reclassifications of minorities in acccordance with IAS 32						1	1		1
Balance at June 30, 2006	**203**	**734**	**(213)**	**(10)**	**(18)**	**1,941**	**2,636**	**36**	**2,672**
Balance at December 31, 2006	**204**	**737**	**(273)**	**(20)**	**(18)**	**2,199**	**2,828**	**8**	**2,836**
Net income recognized directly in equity			(32)	9	2		(21)	(0)	(21)
Net income						232	232	2	234
Total recognized income and expense for the period			**(32)**	**9**	**2**	**232**	**211**	**2**	**213**
Dividend payment						(85)	(85)	(0)	(86)
Exercised share options	0	0					0		0
Reclassifications of minorities in acccordance with IAS 32						(6)	(6)		(6)
Balance at June 30, 2007	**204**	**737**	**(305)**	**(11)**	**(16)**	**2,340**	**2,948**	**9**	**2,957**

Rounding differences may arise in percentages and totals.
1) Reserves for actuarial gains/losses and share option plans.

Rule 12g3-2(b) File No. 082-04278

6 » Other Operating Income and Expenses

Other operating expenses include expenses for marketing, sales and research and development, as well as for logistics and central finance and administration. In addition, they include depreciation on tangible and amortization on intangible assets, with the exception of other depreciation and amortization which is included in the cost of sales. In the first half of 2007, other operating income and expenses totaled € 1,954 million (2006: € 1,809 million). Thereof, depreciation and amortization amounted to € 99 million (2006: € 82 million) and other operating income amounted to € 25 million (2006: € 20 million).

7 » Earnings Per Share

Basic earnings per share are calculated by dividing net income by the weighted average number of outstanding shares during the period.

Dilutive potential shares have arisen under the Management Share Option Plan of adidas AG (MSOP), which was implemented in 1999, and the convertible bond issued in October 2003 as the required conversion criteria were fulfilled at the balance sheet date.

Earnings Per Share

	1st Half Year 2007	1st Half Year 2006
Net income attributable to shareholders (€ in millions)	232	226
Weighted average number of shares	203,565,047	203,264,904
Basic earnings per share (€)	1.14	1.11
Net income attributable to shareholders (€ in millions)	232	226
Interest expense on convertible bond (net of taxes) (€ in millions)	6	6
Net income used to determine diluted earnings per share (€ in millions)	238	232
Weighted average number of shares	203,565,047	203,264,904
Weighted share options	197,524	357,699
Weighted assumed conversion convertible bond	15,684,315	15,685,904
Weighted average number of shares for diluted earnings per share	219,446,886	219,308,507
Diluted earnings per share (€)	1.09	1.06

8 » Segmental Reporting

The Reebok segment includes the brands Reebok, Reebok-CCM Hockey and Rockport. The Greg Norman Collection (GNC) license, which was acquired with the Reebok business and subsequently sold in November 2006, was allocated to the TaylorMade-adidas Golf segment in 2006. GNC-related retail outlet operations, which were excluded from the divestiture of the GNC business, were transferred from the TaylorMade-adidas Golf segment and are reported as part of Reebok's own-retail activities from January 1, 2007 onwards.

Financial information in accordance with the management approach is presented on pages 38–39 of this report.

9 » Subsequent Events

The nominal capital of adidas AG was increased by a further € 58,000 as a result of the exercise of 14,500 stock options and the issuance of 58,000 no-par-value bearer shares associated with the Management Share Option Plan (MSOP) issued effective July 6, 2007. Accordingly, the nominal capital of adidas AG increased by € 58,000 to a total of € 203,625,060, divided into 203,625,060 no-par-value bearer shares.

Between the end of the first half of 2007 and the publication of this report on August 8, 2007, there were no other major Group-specific matters which we expect to influence our business materially going forward.

Herzogenaurach, August 8, 2007 » The Executive Board of adidas AG

Rule 12g3-2(b) File No. 082-04278

Segmental Information by Brand € in millions

	1st Half Year 2007	1st Half Year 2006	Change	2nd Quarter 2007	2nd Quarter 2006	Change
adidas						
Net sales	**3,454**	3,308	4.4%	**1,635**	1,532	6.8%
Gross profit	**1,613**	1,537	5.0%	**754**	709	6.4%
Gross margin	**46.7%**	46.5%	0.2pp	**46.1%**	46.3%	(0.2pp)
Operating profit	**461**	414	11.3%	**191**	135	41.9%
TaylorMade-adidas Golf[1]						
Net sales	**419**	464	(9.7%)	**239**	264	(9.2%)
Gross profit	**186**	205	(9.2%)	**107**	119	(9.9%)
Gross margin	**44.3%**	44.1%	0.3pp	**44.7%**	45.0%	(0.4pp)
Operating profit	**27**	35	(24.0%)	**27**	33	(16.2%)
Reebok						
Net sales	**1,038**	1,050[2]	(1.2%)	**514**	595	(13.7%)
Gross profit	**394**	352[2]	11.7%	**201**	190	5.6%
Gross margin	**37.9%**	33.6%[2]	4.4pp	**39.1%**	31.9%	7.1pp
Operating profit	**4**	13[2]	(65.2%)	**(1)**	(4)	74.2%
HQ/Consolidation						
Net sales	**28**	65	(57.5%)	**11**	37	(69.9%)
Gross profit	**134**	97	37.5%	**76**	66	15.6%
Operating profit	**(74)**	(41)	(80.2%)	**(29)**	10	(400.1%)
Total						
Net sales	**4,938**	4,887	1.0%	**2,400**	2,428	(1.2%)
Gross profit	**2,326**	2,191	6.2%	**1,138**	1,084	5.0%
Gross margin	**47.1%**	44.8%	2.3pp	**47.4%**	44.6%	2.8pp
Operating profit	**417**	420	(0.7%)	**188**	173	9.1%

Rounding differences may arise in percentages and totals.
1) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.
2) Figures only include five months of the six-month period.

Rule 12g3-2(b) File No. 082-04278

Segmental Information by Region € in millions

	1st Half Year 2007	1st Half Year 2006[1]	Change in %	2nd Quarter 2007	2nd Quarter 2006	Change in %
Europe						
Net sales	**2,116**	2,004	5.6	**967**	936	3.2
North America						
Net sales	**1,429**	1,592	(10.3)	**730**	834	(12.4)
Asia						
Net sales	**1,036**	964	7.5	**535**	490	9.2
Latin America						
Net sales	**310**	241	28.4	**152**	115	32.4
HQ/Consolidation						
Net sales	**48**	86	(44.3)	**16**	53	(70.0)
Total						
Net sales	**4,938**	4,887	1.0	**2,400**	2,428	(1.2)

Rounding differences may arise in percentages and totals.
1) Including Reebok business segment from February 1, 2006 onwards.

Rule 12g3-2(b) File No. 082-04278

Management Boards

Executive Board

Herbert Hainer
Chairman and CEO

Glenn Bennett
Global Operations

Robin J. Stalker
Finance

Erich Stamminger
President and CEO of the adidas Brand

Supervisory Board

Henri Filho
Chairman

Dr. Hans Friderichs
Deputy Chairman

Fritz Kammerer[1]
Deputy Chairman

Sabine Bauer[1]

Dr. iur. Manfred Gentz

Igor Landau

Roland Nosko[1]

Hans Ruprecht[1]

Willi Schwerdtle

Heidi Thaler-Veh[1]

Christian Tourres

Klaus Weiß[1]

1] Employee representative

Biographical information on Executive Board members as well as mandates for all members of both the Executive and Supervisory Boards are available in the 2006 annual report and at www.adidas-Group.com.

Rule 12g3-2(b) File No. 082-04278

FINANCIAL CALENDAR 2007/2008

March 7, 2007 »	2006 Full Year Results
»	Analyst and press conferences in Herzogenaurach, Germany
»	Press release, conference call and webcast
May 8, 2007 »	First Quarter 2007 Results
»	Press release, conference call and webcast
May 10, 2007 »	Annual General Meeting in Fürth (Bavaria), Germany
»	Webcast
May 11, 2007 »	Dividend paid
August 8, 2007 »	First Half 2007 Results
»	Press release, conference call and webcast
August 22, 2007 »	Investor Day
»	Webcast
November 8, 2007 »	Nine Months 2007 Results
»	Press release, conference call and webcast
March 5, 2008 »	2007 Full Year Results
»	Analyst and press conferences in Herzogenaurach, Germany
»	Press release, conference call and webcast
May 6, 2008 »	First Quarter 2008 Results
»	Press release, conference call and webcast
May 8, 2008 »	Annual General Meeting in Fürth (Bavaria), Germany
»	Webcast
May 9, 2008 »	Dividend paid (subject to Annual General Meeting approval)
August 5, 2008 »	First Half 2008 Results
»	Press release, conference call and webcast
November 6, 2008 »	Nine Months 2008 Results
»	Press release, conference call and webcast

CONTACT

adidas AG
Adi-Dassler-Str. 1, 91074 Herzogenaurach, Germany
Tel: +49 (0) 91 32 84-0, Fax: +49 (0) 91 32 84-2241
www.adidas-Group.com

Investor Relations
Tel: +49 (0) 91 32 84-2920 / 2187, Fax: +49 (0) 91 32 84-3127
e-mail: investor.relations@adidas-Group.com
www.adidas-Group.com/investors

adidas Group is a member of DAI (German Share Institute),
DIRK (German Investor Relations Association)
and NIRI (National Investor Relations Institute, USA).

This report is also available in German.
For further adidas Group publications, please see our corporate website.

Concept and Design
häfelinger+wagner design, Munich

euro adhoc: adidas AG / Release according to article 26a WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

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Total number of voting rights announcement transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

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adidas AG hereby announces that at the end of the month July 2007 the number of voting rights amounts to a total of 203625060 voting rights. The change of total voting rights is effective as of 06.07.2007.

emitter:	adidas AG Adi-Dassler-Str. 1-2 D-91074 Herzogenaurach
phone:	+49 (0)9132 84-0
FAX:	+49 (0)9132 84-2241
mail:	investor.relations@adidas-Group.com
WWW:	http://www.adidas-Group.com
sector:	Recreational & Sports goods
ISIN:	DE0005003404, A0DMK03
indexes:	DAX, HDAX, Prime All Share, CDAX
stockmarkets:	regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language:	English

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1.1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

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Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: UBS AG
Place: 8098 Zürich
State: Schweiz

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1-2, 91074 Herzogenaurach
Place: Herzogenaurach
State: Deutschland

20.07.2007

On May 31, 2007, UBS AG, Zurich, Switzerland, sent us the following notification of voting rights pursuant to article 21 section 1 WpHG (German Securities Trading Act):

"Hiermit teilen wir Ihnen gemäss § 21 Abs. 1 WpHG mit, dass unser Stimmrechtsanteil an der adidas AG (ISIN DE0005003404), Adi-Dassler-Strasse 1-2, 91074 Herzogenaurach am 24. Mai 2007 die Schwelle von 3% unterschritten hat und nun 2.67% (5'443'106 Stimmrechtsaktien) beträgt.

Davon sind 0.03% (53'908 Stimmrechtsaktien) der Stimmrechte nach § 22 Absatz 1 Satz 1 Nr. 1 WpHG der UBS AG zuzurechnen."

English convenience translation of the original German notification:
"We herewith inform you pursuant to article 21 section 1 WpHG that the percentage of our voting rights in adidas AG (ISIN DE0005003404), Adi-Dassler-Strasse 1-2, 91074 Herzogenaurach, have fallen below the threshold of 3% on May 24, 2007 and now amounts to 2.67% (5'443'106 shares with voting rights).

0.03% (53'908 shares with voting rights) of these voting rights are to be attributed to UBS AG pursuant to article 22 section 1 sentence 1 no. 1 WpHG."

Herzogenaurach, July 19, 2007

adidas AG
The Executive Board

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, HDAX, Prime All Share, CDAX
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

adidas GROUP

Rule 12g3-2(b) File No. 082-04278

Translation from the German.
In the event of any differences in interpretation, the German text shall prevail.

adidas AG
Herzogenaurach

- ISIN: DE0005003404 -

Announcement of the intended conclusion of a spin-off agreement pursuant to § 125 and § 62 section 3 of the German Transformation Act (Umwandlungsgesetz „UmwG")

In accordance with § 125 UmwG and § 62 section 3 UmwG, we herewith announce:

1. adidas Beteiligungsgesellschaft mbH, Herzogenaurach, is a wholly owned subsidiary of adidas AG. adidas Beteiligungsgesellschaft mbH in turn holds all of the shares in adidas Japan K.K., a stock company under Japanese law with registered office in Tokyo.

2. It is intended to transfer the 100% shareholding of adidas Beteiligungsgesellschaft mbH in adidas Japan K.K by way of a spin-off within the meaning of § 123 et sqq. UmwG to adidas AG. Following the finalization of the spin-off, adidas AG would directly hold all shares in adidas Japan K.K.

3. With the total stock capital of adidas Beteiligungsgesellschaft mbH being held by adidas AG, the approval of the shareholders of adidas AG on the spin-off agreement is principally not required pursuant to § 125 UmwG and § 62 section 1 1st sentence UmwG.

4. The draft spin-off agreement as well as all further documents required according to § 63 section 1 Nos. 2 and 3 UmwG are available for inspection through the shareholders at the business premises of adidas AG, Herzogenaurach, Adi-Dassler-Str. 1 as well as Adi-Dassler-Platz 1 - 2 as of July 18, 2007.

5. We refer our shareholders to § 125 UmwG and § 62 section 2 1st sentence UmwG, according to which, in deviation of § 125 UmwG and § 62 section 1 1st sentence UmwG, the approval of the shareholders of adidas AG on the spin-off agreement is necessary, if shareholders of adidas AG, whose shares taken together amount to one twentieth (5%) of the nominal capital of adidas AG, demand the convening of a general meeting to vote on the approval of the spin-off. The convening of such general meeting may be demanded only within one month following this announcement.

Herzogenaurach, July 2007

adidas AG
THE EXECUTIVE BOARD

euro adhoc: adidas AG / Half-yearly Report / Announcement according to articles 37v ff. WpHG [Securities Trading Act] with the aim of a Europe-wide distribution

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Tip announcement for financial statements transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

The financial statement is available:

in the internet at:	http://www.adidas-group.com/en/investor/_downloads/pdf/quarterl
in the internet on:	08.08.2008
additional statements:	The Half Year 2007 report will be published online on August 8,

emitter:	adidas AG Adi-Dassler-Str. 1-2 D-91074 Herzogenaurach
phone:	+49 (0)9132 84-0
FAX:	+49 (0)9132 84-2241
mail:	investor.relations@adidas-Group.com
WWW:	http://www.adidas-Group.com

sector:	Recreational & Sports goods
ISIN:	DE0005003404, A0DMK03
indexes:	DAX, HDAX, Prime All Share, CDAX
stockmarkets:	regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language:	English

END